SILVER | WHEATON™

As Promised

2012 Annual Report

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 44 of this MD&A. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of March 21, 2013.

Highlights

•
Record attributable silver equivalent production for the three months and year ended December 31, 2012 of 8.5 million ounces (7.0 million ounces of silver and 26,400 ounces of gold) and 29.6 million ounces (26.9 million ounces of silver and 50,000 ounces of gold), respectively, representing an increase of 22% and 17% over the comparable periods in 2011.

•
Record silver equivalent sales for the three months and year ended December 31, 2012 of 9.1 million ounces (7.3 million ounces of silver and 33,000 ounces of gold) and 27.3 million ounces (24.8 million ounces of silver and 46,100 ounces of gold), respectively, representing an increase of 53% and 30% over the comparable periods in 2011.

•
Record revenue for the three months and year ended December 31, 2012 of $287.2 million and $849.6 million, respectively, compared with $191.9 million and $730.0 million for the comparable periods in 2011, representing an increase of 50% and 16%.

•
Record net earnings for the three months and year ended December 31, 2012 of $177.7 million ($0.50 per share) and $586.0 million ($1.66 per share), respectively, compared with $144.7 million ($0.41 per share) and $550.0 million ($1.56 per share) for the comparable periods in 2011, representing an increase of 23% and 7%.

•
Record operating cash flows for the three months and year ended December 31, 2012 of $254.0 million ($0.72 per share1) and $719.4 million ($2.03 per share1), respectively, compared with $163.7 million ($0.46 per share1) and $626.4 million ($1.77 per share1) for the comparable periods in 2011, representing an increase of 55% and 15%.

•
Based on operating cash flows generated by the Company during the three months ended December 31, 2012, a dividend of $0.14 per common share has been approved for shareholders of record on April 2, 2013.

•
Average cash costs2 for the three months and year ended December 31, 2012 of $4.70 and $4.30 per silver equivalent ounce, respectively, representing an increase of 16% and 5% over the comparable periods in 2011.

•
Cash operating margin3 for the three months and year ended December 31, 2012 of $26.76 and $26.79 per silver equivalent ounce, respectively, representing a decrease of 5% and 12% relative to the comparable periods in 2011.

•
As at December 31, 2012, approximately 3.8 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents a decrease of 1.4 million payable silver equivalent ounces during the three month period ended December 31, 2012.

1 Refer to discussion on non-IFRS measure (i) on page 25 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 27 of this MD&A.

SILVER WHEATON 2012 ANNUAL REPORT [1]

•
As per Barrick Gold Corporation’s (“Barrick”) year end 2012 MD&A, Barrick finalized the cost estimate and schedule for its world-class gold-silver Pascua-Lama project during the fourth quarter.   Expected total mine construction capital remains unchanged in the range of $8.0 to $8.5 billion, and includes a contingency of 15% to 20% of remaining capital. First gold production continues to be targeted for the second half of 2014.

•
On September 28, 2012, the Company announced that it had closed the previously announced purchase from HudBay Minerals Inc. ("Hudbay") of 100% of the life of mine silver production from its currently producing 777 mine ("777"), 100% of the life of mine silver production from its Constancia project ("Constancia"), as well as 100% of gold production from the 777 mine until Constancia satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the remainder of the mine life.

•
On February 28, 2013, the Company announced that it had entered into a definitive agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its Brazilian Salobo mine, as well as 70% of the gold production, for a 20 year term, from certain of its Canadian Sudbury mines.

•
On March 19, 2013, the Company announced that its attributable silver and gold reserves had increased to 851.4 million ounces and 4.96 million ounces, respectively, as a result of organic and acquisition growth, inclusive of the acquisition of gold streams from Vale’s Salobo and Sudbury mines.  Based on reserve estimates as at December 31, 20121, following the Vale transaction, silver equivalent2 reserves attributable to Silver Wheaton have grown to 1.12 billion ounces.

•
On February 28, 2013, the Company entered into two new credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term; and (ii) a $1.5 billion bridge financing facility having a 1 year term, as more fully described in the Subsequent Events section of this MD&A. These facilities replaced the pre-existing $400 million revolving credit facility.

1 Mineral reserves are reported as of December 31, 2012, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 42 of this MD&A.
2 Attributable gold reserves have been converted to a silver equivalent basis on the ratio of 53.3:1.

SILVER WHEATON 2012 ANNUAL REPORT [2]

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.  In addition, the Company has share purchase warrants that are listed on the Toronto Stock Exchange and trade under the symbol SLW.WT.U.

To date, the Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the year ended December 31, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.06 and $362, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest precious metals streaming company in the world.  Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces, including 145,000 ounces of gold.  By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces, including 180,000 ounces of gold.  This growth is driven by the Company’s portfolio of low-cost and long-life assets, including the recently acquired gold streams on Vale’s Salobo and Sudbury mines in addition to silver streams on Barrick’s Pascua-Lama project and Hudbay’s Constancia project.

The $778 million of cash and cash equivalents as at December 31, 2012 combined with the liquidity provided by the $2.5 billion of new credit facilities positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2012 ANNUAL REPORT [3]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration 1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	5	100%	100% 6	Life of Mine	1-Dec-08
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
777	Hudbay	Canada	$455,100		100%	100%/50% 7	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$1,330,000	⁸	-	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$623,572	⁹	-	70%	20 years	28-Feb-13
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years 10	8-Sep-09
Veladero	Barrick	Argentina			100% 11	-	4 years 10	8-Sep-09
Other			$839,203
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Stratoni	Eldorado Gold 12	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	13	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	14	12.5%	-	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$294,900	16	100%	-	Life of Mine	8-Aug-12

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 5 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

5)	Comprised of the value allocated to the silver and gold interests upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

8)	Does not include the contingent liability related to the Salobo mine expansion (see the Other Contractual Obligations and Contingencies section of this MD&A).
9)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
10)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
12)	95% owned by Eldorado Gold Corporation.
13)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

14)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement are in the process of being finalized.
16)
Comprised of $44.9 million which was paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

SILVER WHEATON 2012 ANNUAL REPORT [4]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.  During the year ended December 31, 2012, San Dimas produced approximately 1.5 million ounces of payable silver in excess of the 3.5 million ounce threshold, of which Silver Wheaton received 50%.

On October 15, 2012, Primero announced a mine and mill expansion of San Dimas. Primero has elected a staged approach to the full expansion and has approved the expenditure of a total of $14.4 million to expand the San Dimas mine and mill from 2,000 tonnes per day currently to 2,500 tonnes per day.  Construction of the mine and mill expansion began in October 2012, with an estimated completion during the first quarter of 2014.  A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success by Primero.

As of December 31, 2012, the Company has received approximately 50.8 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $678 million.  As at June 30, 2012, the San Dimas mine had proven and probable silver reserves of 35.2 million ounces and inferred silver resources of 66.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of December 31, 2012, the Company has received approximately 14.2 million ounces of silver related to the Zinkgruvan mine under the agreement, generating cumulative operating cash flows of approximately $208 million.  As at June 30, 2012, the Zinkgruvan mine had proven and probable silver reserves of 34.1 million ounces, measured and indicated silver resources of 19.0 million ounces and inferred silver resources of 12.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, historically the largest buyer of the silver bearing concentrate produced at the mine.  Since that time, alternative arrangements have been made by Glencore.  As at December 31, 2012, approximately 0.6 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.6 million payable silver equivalent ounces during the three month period ended December 31, 2012.

SILVER WHEATON 2012 ANNUAL REPORT [5]

As of December 31, 2012, the Company has received approximately 17.9 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $266 million.  As at December 31, 2012, the Yauliyacu mine had proven and probable silver reserves of 12.7 million ounces and measured and indicated silver resources of 39.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s January 7, 2013 press release, the Peñasquito mine achieved throughput of 98,800 tonnes per day during the fourth quarter of 2012, which is expected to increase to 105,000 tonnes per day in 2013 as Goldcorp brings additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit.  A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and Goldcorp expects this study to be completed during the first half of 2013.

As at December 31, 2012, approximately 1.3 million ounces of cumulative payable silver equivalent ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.3 million payable silver equivalent ounces during the three month period ended December 31, 2012.

As of December 31, 2012, the Company has received approximately 14.0 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $350 million.  As at December 31, 2012, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 227.9 million ounces, measured and indicated silver resources was 63.1 million ounces and inferred silver resources was 9.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metals purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of December 31, 2012, the Company has received approximately 0.6 million ounces of silver and 79,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of approximately $98 million.  As at December 31, 2011, Minto had proven and probable reserves of 1.8 million ounces of silver and 220,000 ounces of gold, measured and indicated resources of 3.9 million ounces of silver and 380,000 ounces of gold and inferred resources of 0.8 million ounces of silver and 70,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of December 31, 2012, the Company has received approximately 5.1 million ounces of silver related to the Cozamin mine under the agreement, generating cumulative operating cash flows of approximately $116 million.  As at December 31, 2011, the Company's share of the Cozamin proven and probable silver reserves was 9.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2012 ANNUAL REPORT [6]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As per Barrick’s year end 2012 MD&A, during the fourth quarter of 2012 Barrick finalized the cost estimate and schedule for its Pascua-Lama project.   The total pre-production capital budget of $8.0 to $8.5 billion, of which $4.2 billion has been spent as at December 31, 2012, remains unchanged and includes a contingency of 15% to 20% of the remaining capital costs.  As of December 31, 2012 construction was approximately 40% complete with first gold production continuing to be targeted for the second half of 2014.  The four kilometer long tunnel which conveys the ore from Chile to Argentina was approximately 70% complete.  Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

As of December 31, 2012, the Company has received approximately 8.9 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $211 million.  As at December 31, 2012, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte, Pierina, and Veladero mines is 33.9 million ounces.

Update on Matters Relating to Project Development

i.	Argentine Glacier Legislation and Constitutional Litigation

In November 2010, a federal glacier protection law came into force that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.  If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of the activity.  In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province of San Juan announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

On July 3, 2012, the Supreme Court of Argentina overturned temporary injunctions granted by the Federal Court in San Juan suspending the application of the federal law in the Province and in particular to Veladero and Pascua-Lama. The Supreme Court has not yet ruled on the constitutionality of the law.

ii.	Pascua-Lama Constitutional Protection Actions

In September and October, 2012, two constitutional rights protection actions were filed in the Court of Appeals of Copiapo, Chile by representatives of indigenous communities and certain other individuals against Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Pascua-Lama project.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2012 ANNUAL REPORT [7]

The plaintiffs in the actions allege, among other matters, that the construction of the Pascua-Lama project affects their constitutional rights to life and to live in an environment free of contamination. The relief sought in the actions is the suspension of the construction of the Pascua-Lama project in Chile until all environmental obligations are fulfilled.  Both cases have been admitted for review by the Court, with the first action proceeding toward a hearing.   Barrick has stated that the outcome of the regulatory process related to these actions is uncertain but that it intends to vigorously defend itself against these actions.

iii.	Dust Related Health and Safety Concerns

As per Barrick’s year-end 2012 MD&A, during the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by stronger than normal winds, Barrick voluntarily halted pre-stripping activities at the  Pascua-Lama project in order to implement additional dust mitigation and control measures. Regulatory authorities in Chile subsequently issued an order to suspend pre-stripping activities until dust-related health and safety concerns are addressed.  Barrick has stated that the Pascua-Lama project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a robust dust monitoring system.  Barrick has also indicated that further restrictions may be placed on the  Pascua-Lama project due to the need to repair and improve certain aspects of the water management system in Chile, and that pre-stripping is unlikely to recommence until matters related to dust and water management are resolved.  Barrick has stated that to date, the suspension of pre-stripping has not altered Barrick’s target of first production in the second half of 2014. However, the outcomes of the regulatory processes related to dust and water management, and of the constitutional rights protection actions (see above) is uncertain and Barrick has stated that they will continue to assess the potential for impacts on the timing of first production.

777

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Silver Wheaton made an upfront cash payment of $455.1 million on the closing date of September 28, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of December 31, 2012, the Company has received approximately 0.3 million ounces of silver and 28,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $49 million.  As at December 31, 2011, the Company's share of 777's proven and probable reserves was 10.9 million ounces of silver and 600,000 ounces of gold and inferred resources was 1.5 million ounces of silver and 40,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

As at December 31, 2012, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2012 ANNUAL REPORT [8]

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

As at December 31, 2011, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 750,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 400,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

iv.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

v.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd.1 (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

vi.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vii.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

viii.
On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.  The Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;

1 The Company has entered into a non-binding letter of intent with Mercator to amend the Mineral Park silver purchase agreement.  Once signed, Mercator will have the right to exercise an option at any time until August 31, 2014 to defer delivery of up to 50% of the required silver deliveries for one year.  All deferred silver will be delivered in equal installments over 18 months after the one year deferral period.  Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price at the time of the original delivery date until the date of actual delivery, including a 12% annualized interest rate. The amendment will also grant Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project.

SILVER WHEATON 2012 ANNUAL REPORT [9]

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction; and

x.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver delivered.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the $250 million upfront cash consideration relating to Constancia.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

As of December 31, 2012, the Company has received approximately 15.0 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $300 million.

As at December 31, 20121, unless otherwise noted, these silver and gold interests had proven and probable silver reserves of 316.0 million ounces, measured and indicated silver resources of 357.2 million ounces and inferred silver resources of 200.1 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at December 31, 2012:

	December 31	December 31
(in thousands)	2012	2011
Common shares held	$118,683	$149,039
Warrants held	2,694	2,582
	$121,377	$151,621

1 Mineral reserves and mineral resources are reported as of December 31, 2012, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 42 of this MD&A.

SILVER WHEATON 2012 ANNUAL REPORT [10]

Common Shares Held

	Dec 31 2012	Three Months Ended Dec 31 2012	Year Ended Dec 31 2012	Year Ended Dec 31 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Realized Gain on Disposal
Bear Creek	$ 44,130	$ (5,896)	$ (2,041)	$ -
Revett	14,824	(4,092)	(9,747)	-
Sabina	31,164	(7,848)	(13,013)	-
Other	28,565	(10,239)	(6,333)	-
	$ 118,683	$ (28,075)	$ (31,134)	$ -

	Dec 31 2011	Three Months Ended Dec 31 2011	Year Ended Dec 31 2011	Year Ended Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
Bear Creek	$46,171	$(4,389)	$(80,524)	$-
Revett	23,793	4,092	(1,043)	-
Sabina	44,177	11,067	(21,817)	-
Other	34,898	(78)	(15,730)	4,532
	$149,039	$10,692	$(119,114)	$4,532

Warrants Held

	Dec 31 2012	Three Months Ended Dec 31 2012	Year Ended Dec 31 2012	Year Ended Dec 31 2012
(in thousands)	Fair Value	Fair Value Adjustment (Losses) Gains Included in Net Earnings		Realized Loss on Disposal
Revett	$-	$-	$(357)	$-
Other	2,694	(1,441)	853	-
	$2,694	$(1,441)	$496	$-

SILVER WHEATON 2012 ANNUAL REPORT [11]

	Dec 31 2011	Three Months Ended Dec 31 2011	Year Ended Dec 31 2011	Year Ended Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal
Revett	$741	$188	$(55)	$-
Other	1,841	74	(3,063)	(16)
	$2,582	$262	$(3,118)	$(16)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense.  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the three months and year ended December 31, 2012, the value of the Company’s LTI’s decreased by $28.1 million and $31.1 million, respectively.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and the Company recorded a deferred income tax recovery in OCI of $1.8 million and $2.5 million for the three months and year ended December 31, 2012, respectively.  The reduction in the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

Bear Creek

At December 31, 2012, Silver Wheaton owned approximately 13.3 million (December 31, 2011 – 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 14% (December 31, 2011 – 14%) of the outstanding shares of Bear Creek.  At December 31, 2012, the fair value of the Company’s investment in Bear Creek was $44.1 million (December 31, 2011 - $46.2 million).

During the year ended December 31, 2011, the value of the Company’s investment in Bear Creek declined by approximately $80.5 million.  The value of this investment was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana project.  While the Santa Ana project remains an important asset for Bear Creek, Silver Wheaton’s strategic focus related to its investment in Bear Creek is the Corani project, which is proceeding towards permitting.

Revett

At December 31, 2012, Silver Wheaton owned 5.3 million common shares (December 31, 2011 – 5.0 million common shares and common share purchase warrants exercisable to acquire an additional 0.3 million common shares) of Revett Minerals Inc. (“Revett”), representing approximately 15% (December 31, 2011 – 16%) of the outstanding shares of Revett.  During the year ended December 31, 2012, the Company acquired 0.3 million common shares of Revett from the exercise of 0.3 million Revett warrants for total consideration of $0.4 million.  At December 31, 2012, the fair value of the Company’s investment in Revett was $14.8 million (December 31, 2011 - $24.5 million).

SILVER WHEATON 2012 ANNUAL REPORT [12]

Sabina

At December 31, 2012, Silver Wheaton owned 11.7 million (December 31, 2011 – 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 7% (December 31, 2011 – 7%) of the outstanding shares of Sabina.  At December 31, 2012, the fair value of the Company’s investment in Sabina was $31.2 million (December 31, 2011 - $44.2 million).

Other

At December 31, 2012, Silver Wheaton owned common shares and common share purchase warrants of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

During the year ended December 31, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.

At December 31, 2012, the fair value of the Other long-term investments was $31.3 million (December 31, 2011 - $36.7 million).

SILVER WHEATON 2012 ANNUAL REPORT [13]

Summarized Financial Results

	Years Ended December 31
	2012	2011	2010
Silver equivalent production 1
Attributable silver ounces produced (000’s)	26,894	24,557	21,984
Attributable gold ounces produced	50,039	18,436	28,795
Attributable silver equivalent ounces produced (000’s) 1	29,571	25,374	23,758
Silver equivalent sales 1
Silver ounces sold (000’s)	24,850	20,247	18,878
Gold ounces sold	46,094	18,256	25,884
Silver equivalent ounces sold (000’s) 1	27,328	21,069	20,483
Average realized price ($'s per ounce)
Average realized silver price	$31.03	$34.60	$20.75
Average realized gold price	$1,701	$1,609	$1,224
Average realized silver equivalent price 1	$31.09	$34.65	$20.67
Average cash cost ($'s per ounce) 2
Average silver cash cost	$4.06	$3.99	$3.97
Average gold cash cost	$362	$300	$300
Average silver equivalent cash cost 1	$4.30	$4.09	$4.04
Total revenue ($000's)	$849,560	$729,997	$423,353
Net earnings ($000's)	$586,036	$550,028	$153,381
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	-	133,210
Adjusted net earnings 3 ($000's)	$586,036	$550,028	$286,591
Earnings per share
Basic	$1.66	$1.56	$0.45
Diluted	$1.65	$1.55	$0.44
Adjusted earnings per share 3
Basic	$1.66	$1.56	$0.83
Diluted	$1.65	$1.55	$0.83
Cash flow from operations ($000's)	$719,404	$626,427	$319,726
Dividends
Dividends paid ($000's)	$123,852	$63,612	$-
Dividends paid per share	$0.35	$0.18	$-
Total assets ($000's)	$3,189,337	$2,872,335	$2,635,383
Total non-current financial liabilities ($000’s)	$23,555	$50,424	$200,966
Shareholders' equity ($000's)	$3,107,074	$2,654,217	$2,261,949

1)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

2)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 27 of this MD&A.

SILVER WHEATON 2012 ANNUAL REPORT [14]

Summary of Ounces Produced and Sold

	2012				2011
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced ¹
San Dimas ²	1,694	1,288	1,231	1,692	1,578	1,251	1,150	1,606
Zinkgruvan	566	621	673	642	390	379	414	508
Yauliyacu	616	640	606	550	583	608	674	683
Peñasquito	1,445	1,940	1,822	1,365	1,633	1,162	1,282	1,207
Cozamin	372	370	429	405	433	395	414	325
Barrick ³	934	627	468	667	723	794	741	722
Other ⁴	1,407	1,260	1,276	1,288	1,389	1,272	1,153	1,088
	7,034	6,746	6,505	6,609	6,729	5,861	5,828	6,139
Silver equivalent ounces of gold produced ⁵
Minto	373	337	189	107	202	257	261	97
777	1,059	612⁶	-	-	-	-	-	-
Silver equivalent ounces produced ⁵	8,466	7,695	6,694	6,716	6,931	6,118	6,089	6,236
Silver ounces sold
San Dimas ²	1,629	1,178	1,295	1,701	1,488	1,232	1,149	1,748
Zinkgruvan	532	495	580	517	425	319	401	321
Yauliyacu	1,097	184	1,155	497	655	11	471	120
Peñasquito	1,642	1,304	1,845	1,189	851	1,382	961	941
Cozamin	406	301	395	376	374	335	281	271
Barrick ³	826	528	470	656	755	747	726	680
Other ⁴	1,215	796	1,049	992	1,230	770	862	741
	7,347	4,786	6,789	5,928	5,778	4,796	4,851	4,822
Silver equivalent ounces of gold sold ⁵
Minto	268	357	139	198	196	316	227	83
777	1,516	-	-	-	-	-	-	-
Silver equivalent ounces sold ⁵	9,131	5,143	6,928	6,126	5,974	5,112	5,078	4,905
Gold / silver ratio ⁵	54.1	51.7	58.7	51.2	51.9	50.4	40.1	33.0
Cumulative payable silver equivalent ounces produced but not yet delivered ⁷	3,824	5,195	3,212	4,166	4,127	3,805	3,537	3,018

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Represents production for the period August 8, 2012 to September 30, 2012.
7)	Based on management estimates.

SILVER WHEATON 2012 ANNUAL REPORT [15]

Quarterly Financial Review

	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	7,347	4,786	6,789	5,928	5,778	4,796	4,851	4,822
Average realized silver price 1	$31.47	$31.16	$29.12	$32.58	$32.09	$36.44	$38.38	$32.00
Silver sales (000's)	$231,226	$149,086	$197,694	$193,162	$185,401	$174,733	$186,191	$154,304
Total gold ounces sold	32,960	6,905	2,369	3,860	3,777	6,280	5,674	2,524
Average realized gold price 1	$1,699	$1,765	$1,568	$1,678	$1,712	$1,666	$1,509	$1,537
Gold sales (000's)	$56,015	$12,187	$3,714	$6,476	$6,466	$10,462	$8,561	$3,879
Total silver equivalent ounces sold (000's) 2	9,131	5,143	6,928	6,126	5,974	5,112	5,078	4,905
Average realized silver equivalent price 1, 2	$31.46	$31.36	$29.07	$32.59	$32.12	$36.23	$38.35	$32.24
Total sales (000's)	$287,241	$161,273	$201,408	$199,638	$191,867	$185,195	$194,752	$158,183
Average cash cost, silver 1, 3	$4.12	$4.04	$4.04	$4.02	$4.01	$3.99	$3.98	$3.98
Average cash cost, gold 1, 3	$386	$303	$303	$303	$301	$300	$300	$300
Average cash cost, silver equivalent 1, 2, 3	$4.70	$4.16	$4.06	$4.08	$4.06	$4.12	$4.14	$4.07
Net earnings (000's)	$177,744	$119,697	$141,414	$147,181	$144,747	$135,040	$148,065	$122,176
Earnings per share
Basic	$0.50	$0.34	$0.40	$0.42	$0.41	$0.38	$0.42	$0.35
Diluted	$0.50	$0.34	$0.40	$0.41	$0.41	$0.38	$0.42	$0.34
Cash flow from operations (000's)	$254,026	$128,651	$172,916	$163,811	$163,714	$167,236	$168,281	$127,196
Cash flow from operations per share 4
Basic	$0.72	$0.36	$0.49	$0.46	$0.46	$0.47	$0.48	$0.36
Diluted	$0.71	$0.36	$0.49	$0.46	$0.46	$0.47	$0.47	$0.36
Dividends
Dividends declared (000's)	$24,806	$35,388	$31,829	$31,829 5	$31,814	$10,603	$10,599	$10,595
Dividends declared per share	$0.07	$0.10	$0.09	$0.09	$0.09	$0.03	$0.03	$0.03
Total assets (000's)	$3,189,337	$3,046,564	$3,056,825	$3,005,839	$2,872,335	$2,760,675	$2,807,346	$2,757,065
Total liabilities (000's)	$82,263	$71,076	$212,147	$242,873	$218,118	$229,676	$359,544	$363,131
Total shareholders' equity (000's)	$3,107,074	$2,975,488	$2,844,678	$2,762,966	$2,654,217	$2,530,999	$2,447,802	$2,393,934

1)	Expressed as United States dollars per ounce.
2)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 25 of this MD&A.
5)	On March 22, 2012, the Company declared dividends of $0.09 per common share for total dividends of $31.8 million, which was paid on April 17, 2012.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver, as well as acquisitions of precious metal purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON 2012 ANNUAL REPORT [16]

Results of Operations and Operational Review

The Company currently has ten business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto and 777 mines and corporate operations.

Three Months Ended December 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,694	1,629	$52,080	$31.97	$4.13	$0.79	$44,059	$45,351	$162,936
Zinkgruvan	566	532	16,485	30.99	4.15	1.68	13,387	16,668	54,075
Yauliyacu	616	1,097	30,753	28.03	4.08	5.02	20,773	32,106	215,295
Peñasquito	1,445	1,642	53,697	32.71	3.99	2.96	42,287	47,147	487,272
Cozamin	372	406	13,109	32.25	4.12	4.05	9,790	11,873	19,135
Barrick 5	934	826	26,920	32.59	3.90	4.34	20,112	23,561	597,736
Other 6	1,407	1,215	38,182	31.43	4.43	6.29	25,167	33,296	381,467
	7,034	7,347	$231,226	$31.47	$4.12	$3.46	$175,575	$210,002	$1,917,916
Gold
Minto	6,785	4,876	$8,247	$1,691	$303	$171	$5,937	$8,052	$30,586
777	19,615	28,084	47,768	1,701	400	773	14,813	40,507	332,732
	26,400	32,960	$56,015	$1,699	$386	$684	$20,750	$48,559	$363,318
Silver equivalent 7	8,466	9,131	$287,241	$31.46	$4.70	$5.25	$196,325	$258,561	$2,281,234
Corporate
General and administrative							$(9,159)
Other							(9,422)
Total corporate							$(18,581)	$(4,535)	$908,103
	8,466	9,131	$287,241	$31.46	$4.70	$5.25	$177,744	$254,026	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 ANNUAL REPORT [17]

Three Months Ended December 31, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,578	1,488	$44,641	$30.00	$4.09	$0.71	$37,494	$38,551	$167,527
Zinkgruvan	390	425	13,537	31.87	4.10	1.69	11,077	14,061	57,639
Yauliyacu	583	655	22,270	34.00	4.02	5.02	16,350	19,637	230,012
Peñasquito	1,633	851	27,374	32.17	3.96	2.41	21,954	24,004	504,973
Cozamin	433	374	12,786	34.18	4.08	4.62	9,531	10,260	25,115
Barrick 5	723	755	24,673	32.67	3.90	3.60	19,008	21,728	601,085
Other 6	1,389	1,230	40,120	32.63	3.94	4.22	30,089	36,301	251,716
	6,729	5,778	$185,401	$32.09	$4.01	$2.90	$145,503	$164,542	$1,838,067
Gold
Minto	3,891	3,777	6,466	1,712	301	169	4,689	6,314	33,659
Silver equivalent 7	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$150,192	$170,856	$1,871,726
Corporate
General and administrative							$(6,115)
Other							670
Total corporate							$(5,445)	$(7,142)	$1,000,609
	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$144,747	$163,714	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended December 31, 2012, attributable silver equivalent production was 8.5 million ounces (7.0 million ounces of silver and 26,400 ounces of gold), compared with 6.9 million ounces (6.7 million ounces of silver and 3,900 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	1.1 million silver equivalent ounces of gold production from the 777 mine;

•	176,000 ounce (45%) increase related to the Zinkgruvan mine, achieved primarily through higher recoveries;

•	211,000 ounce (29%) increase related to the Barrick mines, primarily related to higher grades and recoveries at the Veladero mine; partially offset by

•	188,000 ounce (12%) reduction related to the Peñasquito mine, primarily due to lower grades.

SILVER WHEATON 2012 ANNUAL REPORT [18]

For the three months ended December 31, 2012, net earnings and cash flow from operations were $177.7 million and $254.0 million, respectively, compared with $144.7 million and $163.7 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•	$17.7 million increase due to a 22% increase in payable silver equivalent ounces produced during the three months ended December 31, 2012, primarily attributable to:

i.	$10.0 million increase related to gold production at the 777 mine; and

ii.	$5.6 million increase related to a 29% increase in payable silver production at the Barrick mines; and

•	$32.7 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$4.8 million increase relating to gold at the 777 mine;

ii.	$25.1 million increase relating to the Peñasquito mine;

iii.	$10.0 million increase relating to the Yauliyacu mine; partially offset by

iv.	$4.8 million decrease relating to Other mines; partially offset by

•	$6.2 million decrease due to a reduction in the operating margin per ounce due primarily to a higher cost per silver equivalent ounce sold; and

•	$13.1 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($2.6 million decrease from a cash flow perspective).

SILVER WHEATON 2012 ANNUAL REPORT [19]

Year Ended December 31, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,905	5,803	$181,906	$31.35	$4.11	$0.79	$153,469	$158,060	$162,936
Zinkgruvan	2,502	2,124	65,914	31.03	4.14	1.68	53,553	55,855	54,075
Yauliyacu	2,412	2,933	86,185	29.38	4.07	5.02	59,531	80,077	215,295
Peñasquito	6,572	5,980	186,085	31.12	3.99	2.96	144,524	162,225	487,272
Cozamin	1,576	1,478	46,601	31.54	4.11	4.05	34,552	40,143	19,135
Barrick 5	2,696	2,480	78,359	31.60	3.90	4.34	57,926	69,504	597,736
Other 6	5,231	4,052	126,118	31.12	4.10	4.72	90,381	108,208	381,467
	26,894	24,850	$771,168	$31.03	$4.06	$3.08	$593,936	$674,072	$1,917,916
Gold
Minto	18,600	18,010	$30,624	$1,700	$303	$171	$22,094	$25,059	$30,586
777	31,439	28,084	47,768	1,701	400	773	14,812	40,507	332,732
	50,039	46,094	$78,392	$1,701	$362	$538	$36,906	$65,566	$363,318
Silver equivalent 7	29,571	27,328	$849,560	$31.09	$4.30	$3.70	$630,842	$739,638	$2,281,234
Corporate
General and administrative							$(30,839)
Other							(13,967)
Total corporate							$(44,806)	$(20,234)	$908,103
	29,571	27,328	$849,560	$31.09	$4.30	$3.70	$586,036	$719,404	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 ANNUAL REPORT [20]

Year Ended December 31, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,585	5,617	$188,377	$33.54	$4.06	$0.71	$161,554	$164,453	$167,527
Zinkgruvan	1,691	1,466	52,974	36.14	4.08	1.69	44,503	49,377	57,639
Yauliyacu	2,548	1,257	43,911	34.93	4.02	5.02	32,555	38,863	230,012
Peñasquito	5,284	4,135	143,069	34.61	3.93	2.41	116,855	126,812	504,973
Cozamin	1,567	1,261	43,990	34.85	4.07	4.62	33,018	40,586	25,115
Barrick 5	2,980	2,908	102,454	35.23	3.90	3.58	80,692	89,554	601,085
Other 6	4,902	3,603	125,854	34.93	3.94	4.27	96,298	112,414	251,716
	24,557	20,247	$700,629	$34.60	$3.99	$2.69	$565,475	$622,059	$1,838,067
Gold
Minto	18,436	18,256	29,368	1,609	300	169	20,799	24,240	33,659
Silver equivalent 7	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$586,274	$646,299	$1,871,726
Corporate
General and administrative							$(25,180)
Other							(11,066)
Total corporate							$(36,246)	$(19,872)	$1,000,609
	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$550,028	$626,427	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 26 of this MD&A.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the year ended December 31, 2012, attributable silver equivalent production was 29.6 million ounces (26.9 million ounces of silver and 50,000 ounces of gold), compared with 25.4 million ounces (24.6 million ounces of silver and 18,400 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	1.7 million silver equivalent ounces of gold production from the 777 mine;

•	810,000 ounce (48%) increase related to the Zinkgruvan mine, achieved through higher grades and recoveries; and

•
1.3 million ounce (25%) increase related to the Peñasquito mine reflecting the ramping up of milling operations, including the successful commissioning of the high pressure grinding circuit during the three month period ended June 30, 2012.

SILVER WHEATON 2012 ANNUAL REPORT [21]

For the year ended December 31, 2012, net earnings and cash flow from operations were $586.0 million and $719.4 million, respectively, compared with $550.0 million and $626.4 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•	$70.8 million increase due to a 17% increase in payable silver equivalent ounces produced during the year ended December 31, 2012, primarily attributable to:

i.	$16.1 million increase related to gold production at the 777 mine;

ii.	$20.3 million increase relating to a 48% increase in payable silver production at the Zinkgruvan mine;

iii.	$32.3 million increase related to a 24% increase in payable silver production at the Peñasquito mine; and

•
$58.9 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to a $46.3 million increase due to Yauliyacu having made alternate arrangements to sell its bulk concentrates, resulting in a more consistent delivery schedule during the year; partially offset by

•
$91.9 million decrease as a result of a 12% decrease in the average earnings from operations on a per ounce basis, driven primarily by a 10% decrease in the average realized selling price in addition to the Company paying a higher per ounce cost on its recently acquired 777 silver and gold interest in comparison to the per ounce cost paid related to silver and gold interests acquired in the past; and

•	$8.6 million decrease as a result of an increase in corporate costs, as explained in the Corporate Costs section of this MD&A ($0.4 million increase from a cash flow perspective).

Corporate Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2012	2011	2012	2011
General and administrative	$ 9,159	$ 6,115	$ 30,839	$ 25,180
Foreign exchange loss (gain)	(57)	65	29	(453)
Other (income) expense	1,335	(345)	(817)	3,182
Income tax expense (recovery)	8,144	(390)	14,755	8,337
Total corporate costs	$ 18,581	$ 5,445	$ 44,806	$ 36,246

For the three months and year ended December 31, 2012, corporate costs increased by $13.1 million and $8.6 million, respectively, relative to the comparable periods in the previous year.

SILVER WHEATON 2012 ANNUAL REPORT [22]

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2012	2011	2012	2011
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,663	$ 1,819	$ 10,173	$ 8,036
PSUs	472	36	1,685	377
Total salaries and benefits	$ 4,135	$ 1,855	$ 11,858	$ 8,413
Depreciation	49	61	228	261
Charitable donations	649	422	1,857	1,208
Professional fees	840	611	2,981	2,313
Other	1,914	1,607	7,495	6,656
Cash settled general and administrative	$ 7,587	$ 4,556	$ 24,419	$ 18,851
Equity settled stock based compensation (a non-cash expense)	1,572	1,559	6,420	6,329
Total general and administrative	$ 9,159	$ 6,115	$ 30,839	$ 25,180

For the three months and year ended December 31, 2012, general and administrative costs increased by $3.0 million and $5.7 million, respectively, as compared to the comparable periods of the prior year.  This increase was primarily due to increased compensation costs, including the fair value adjustment of the Company’s performance share units (“PSUs”) as more fully described in Note 14.1 to the financial statements.

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2012	2011	2012	2011
Dividend income	$ (23)	$ (11)	$ (80)	$ (57)
Interest income	(238)	(348)	(1,222)	(983)
Stand-by fees	214	214	897	850
Loss (gain) on long-term investments - share purchase warrants held	1,441	(262)	(496)	3,118
Other	(59)	62	84	254
Total other (income) expense	$ 1,335	$ (345)	$ (817)	$ 3,182

During the three months ended December 31, 2012, other expense was $1.3 million as compared to other income of $0.3 million during the comparable period of the previous year.  This was primarily the result of a $1.4 million unrealized loss related to the fair value adjustment in warrants held during the current period as compared to a $0.3 million unrealized gain during the comparable period of the previous year.

During the year ended December 31, 2012, other income was $0.8 million as compared to other expense of $3.2 million during the previous year.  This was primarily the result of a $0.5 million unrealized gain related to the fair value adjustment in warrants held during the current period as compared to a $3.1 million unrealized loss during the previous year.

The Company incurred interest costs of $7.4 million during the year ended December 31, 2012, of which $6.7 million represents accreted interest on the payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during 2012 have been capitalized in relation to the Barrick and Constancia silver interests.  During the year ended December 31, 2011, the Company incurred interest costs of $16.2 million, of which $15.2 million represents accreted interest on the payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the year ended December 31, 2011 were capitalized in relation to the Barrick silver interest.

SILVER WHEATON 2012 ANNUAL REPORT [23]

Income Tax Expense (Recovery)

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2012	2011	2012	2011
Current income tax expense related to foreign jurisdictions	$ 40	$ 150	$ 724	$ 762
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences ¹	$ 6,159	$ 1,518	$ 11,615	$ 3,578
Write down (reversal of write down) of previously recognized temporary differences	1,945	(2,058)	2,416	3,997
	$ 8,104	$ (540)	$ 14,031	$ 7,575
Total income tax expense (recovery)	$ 8,144	$ (390)	$ 14,755	$ 8,337

1)	Primarily related to income from Canadian operations.

For the three months and year ended December 31, 2012, income tax expense increased by $8.5 million and $6.4 million, respectively, relative to the comparable periods of the prior year.  This increase was primarily due to an increase in deferred income tax expense associated with income from Canadian operations and the change in deferred income tax assets recognized which is primarily affected by the change in unrealized gains in long-term investments in common shares held.

SILVER WHEATON 2012 ANNUAL REPORT [24]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; (iii) cash operating margin; and (iv) adjusted net earnings and adjusted net earnings per share.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2012	2011	2012	2011
Cash generated by operating activities	$254,026	$163,714	$719,404	$626,427
Divided by:
Basic weighted average number of shares outstanding	354,301	353,497	353,874	353,249
Diluted weighted average number of shares outstanding	356,566	355,797	356,008	355,904
Equals:
Operating cash flow per share - basic	$0.72	$0.46	$2.03	$1.77
Operating cash flow per share - diluted	$0.71	$0.46	$2.02	$1.76

SILVER WHEATON 2012 ANNUAL REPORT [25]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2012	2011	2012	2011
Cost of sales	$90,916	$41,675	$218,718	$143,723
Less: depletion	(47,968)	(17,393)	(101,229)	(57,457)
Cash cost of sales	$42,948	$24,282	$117,489	$86,266
Cash cost of sales is comprised of:
Total cash cost of silver sold	$30,237	$23,144	$100,798	$80,785
Total cash cost of gold sold	12,711	1,138	16,691	5,481
Total cash cost of sales	$42,948	$24,282	$117,489	$86,266
Divided by:
Total silver ounces sold	7,347	5,778	24,850	20,247
Total gold ounces sold	32,960	3,777	46,094	18,256
Total silver equivalent ounces sold 1	9,131	5,974	27,328	21,069
Equals:
Average cash cost of silver (per ounce)	$4.12	$4.01	$4.06	$3.99
Average cash cost of gold (per ounce)	$386	$301	$362	$300
Average cash cost (per silver equivalent ounce 1)	$4.70	$4.06	$4.30	$4.09

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

SILVER WHEATON 2012 ANNUAL REPORT [26]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per ounce amounts)	2012	2011	2012	2011
Average realized selling price of silver and gold
Sales	$287,241	$191,867	$849,560	$729,997
Divided by - total silver equivalent ounces sold 1	9,131	5,974	27,328	21,069
Equals - average realized price ($'s per silver equivalent ounce 1)	$31.46	$32.12	$31.09	$34.65
Less - average cash cost ($'s per silver equivalent ounce 1)	(4.70)	(4.06)	(4.30)	(4.09)
Cash operating margin per silver equivalent ounce 1	$26.76	$28.06	$26.79	$30.56

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants, which had an exercise price denominated in Canadian dollars, from net earnings of the Company.  These share purchase warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This accounting treatment was applicable to the share purchase warrants which expired or were exercised prior to December 22, 2010.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2012 ANNUAL REPORT [27]

Liquidity and Capital Resources

As at December 31, 2012, the Company had cash and cash equivalents of $778.2 million (December 31, 2011 - $840.2 million) and working capital of $735.9 million (December 31, 2011 – $677.6 million).  The Company invests excess cash in short-term, high credit quality, money market instruments.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term; and (ii) a $1.5 billion bridge financing facility having a 1 year term, as more fully described in the Subsequent Events section of this MD&A.  These facilities replaced the pre-existing $400 million revolving credit facility.  In the opinion of management, the $778 million of cash and cash equivalents as at December 31, 2012 combined with the liquidity provided by the $2.5 billion of new credit facilities positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

During the year ended December 31, 2012, the Company generated operating cash flows of $719.4 million compared with $626.4 million during the previous year, with the increase being primarily related to an increase in the number of silver equivalent ounces sold.

During the year ended December 31, 2012, the Company had net cash outflows from financing activities of $139.5 million, which was comprised of dividend payments of $123.9 million and scheduled principal repayments of $28.6 million relating to the Company’s term loan, partially offset by proceeds in the amount of $12.9 million from share purchase options and share purchase warrants exercised during the year.  During the year ended December 31, 2011, the Company had net cash outflows from financing activities of $84.2 million, which was comprised of dividend payments in the amount of $63.6 million as well as scheduled principal repayments of $28.6 million relating to the Company’s term loan, partially offset by proceeds in the amount of $7.9 million from share purchase options and share purchase warrants exercised during the year.

During the year ended December 31, 2012, the Company had net cash outflows relating to investing activities of $641.9 million, which was primarily related to upfront payments to Hudbay totaling $500 million related to the Company’s 777 silver and gold interest and Constancia silver interest, in addition to the scheduled final upfront payment of $137.5 million to Barrick.  During the year ended December 31, 2011, the Company had net cash outflows relating to investing activities of $130.7 million, which was primarily related to the scheduled upfront payment of $137.5 million to Barrick and the acquisition, by way of private placement, of 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million), partially offset by proceeds in the amount of Cdn$23.5 million ($24.3 million) received from the sale of 1.8 million common shares of Ventana Gold Corp.

SILVER WHEATON 2012 ANNUAL REPORT [28]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 ANNUAL REPORT [29]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt ¹	$28,560	$21,500	$-	$-	$50,060	$-	$50,060
Interest on bank debt 2	472	145	-	-	617	-	617
Silver and gold interest payments 3
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	507	1,520	132	-	2,159	-	2,159
Total contractual obligations	$29,539	$23,165	$132	$-	$52,836	$512,400	$565,236

1)	As more fully disclosed in the Subsequent Events section of this MD&A, the bank debt was repaid in full on February 22, 2013.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement.

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 21, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2012 ANNUAL REPORT [30]

Share Capital

During the year ended December 31, 2012, the Company received cash proceeds of $11.0 million from the exercise of 721,632 share purchase options at a weighted average exercise price of Cdn$15.17 per option.  For the comparable period in 2011, the Company received cash proceeds of $7.8 million from the exercise of 642,173 share purchase options at a weighted average exercise price of Cdn$11.96 per option.

During the year ended December 31, 2012, the Company received cash proceeds of $1.9 million from the exercise of 93,897 share purchase warrants with an exercise price of $20.00 per warrant.  For the comparable period in 2011, the Company received cash proceeds of $99,000 from the exercise of 4,968 share purchase warrants with an exercise price of $20.00 per warrant.

As of March 21, 2013, there were 354,433,902 outstanding common shares, 2,273,895 share purchase options, 130,191 restricted share units and 12,613,290 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below.  For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

Commodity Prices

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Mineral Park mine, the Los Filos mine, the Peñasquito mine, the Campo Morado mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Rosemont project, the Loma de La Plata project and the Constancia project.  Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill mine and the Loma de La Plata project, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to Mining Operations

To the extent that they relate to the production of silver and gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, including the following as more fully described in the Company’s Annual Information Form: government regulations; international operations; exploration, development and operating risks; environmental regulation; permitting; compliance with laws; infrastructure; mineral reserve and mineral resource estimates; need for additional mineral reserves; land title; commodity price fluctuations; additional capital; and permitting, construction, development and expansion risk.

SILVER WHEATON 2012 ANNUAL REPORT [31]

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and / or gold produced by the Mining Operations.  The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations.  As a result, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the precious metal purchase agreements.  Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis.  There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.  At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, Silver Wheaton (Caymans) Ltd. and,  historically, Silverstone Resources (Barbados) Corp, which are incorporated and operated in the Cayman Islands and Barbados, respectively, such that the Company’s profits are subject to minimal income tax.

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the Mining Operations are located or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  Due to the size, complexity and nature of the Company’s operations, various tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

Credit and Liquidity Risk

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions.  Some of these companies may possess greater financial and technical resources than the Company.  Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements.  Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

SILVER WHEATON 2012 ANNUAL REPORT [32]

Market Price of the Common Shares and the Common Share Purchase Warrants

The common shares are listed and posted for trading on the Toronto Stock Exchange and on the New York Stock Exchange and the Company’s common share purchase warrants are listed and posted for trading on the Toronto Stock Exchange.  An investment in the Company’s securities is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the common shares and the Company’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, and the other risk factors identified herein.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.  The Company does not actively trade these investments.

Dividend Policy

The declaration, timing, amount and payment of dividends is at the discretion of the Board of Directors.  There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced.  The loss of these employees or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business.  If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow or results of operations.

Other Risks

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Silver and Gold Interests

Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $2.3 billion at December 31, 2012.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

SILVER WHEATON 2012 ANNUAL REPORT [33]

Depletion

As described above, the cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and / or exploration potential into reserves.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

Impairment of Assets

Management considers each silver and gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each silver and gold interest to determine whether there is any indication that those silver and gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the silver and gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each silver and gold interest is the higher of fair value less costs to sell (“Fair Value Approach”) and value in use (“Value-In-Use Approach”).

Under the Fair Value Approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each silver and gold interest in an arm’s length transaction at the measurement date.  NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metals companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

Under the Value-In-Use Approach, the net present value (“NPV”) methodology is used.  NPV is estimated by using a discount rate to calculate the present value of expected future cash flows.  The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long-term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each precious metal purchase agreement, as disclosed in Note 20 to the financial statements.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

No impairment charge was required at December 31, 2012 and December 31, 2011.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

SILVER WHEATON 2012 ANNUAL REPORT [34]

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Revenue Recognition

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment of 90% of the estimated value of the silver and/or gold sold under the concentrate sales contract based upon provisional assays and quoted silver and gold prices, with the 10% holdback being payable upon final settlement, which is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  This 10% holdback is reflected as a component of Accounts Receivable in the Company’s consolidated balance sheet.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2012, the Company had outstanding provisionally priced sales of $12.7 million (2011 - $3.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.4 million ounces of silver (2011 – 0.1 million ounces of silver) and had a fair value loss adjustment of approximately $1.1 million (2011 - $0.3 million gain) associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $3,800 (2011 - $1,200).

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at December 31, 2012 and December 31, 2011.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2012 ANNUAL REPORT [35]

Changes in Accounting Policies

IFRS 7 – Financial Instruments (amended 2010)

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures, which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

IAS 12 – Income Taxes (amended 2010)

In December 2010, the IASB issued amendments to IAS 12 – Income Taxes, which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 7 – Financial Instruments (amended 2011)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

SILVER WHEATON 2012 ANNUAL REPORT [36]

Subsequent Events

Declaration of Dividend

On March 21, 2013, the Board of Directors declared a dividend in the amount of $0.14 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31, 2012, payable to shareholders of record on April 2, 2013.  This dividend is expected to be distributed on or about April 12, 2013.

Acquisition of New Gold Interests

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.  Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

New Credit Facilities

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million Revolver Loan and the Term Loan, with the latter being repaid in full on February 22, 2013.  Silver Wheaton has committed to use 100% of the net proceeds from the issuance of equity securities or debt securities to repay the Bridge Facility.  The Bridge Facility is available for up to two drawdowns until May 31, 2013, after which the amount available under the Bridge Facility shall be reduced to the then outstanding balance.  The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Until June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest at either (i) LIBOR plus 1.70% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.70%.  After June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   The interest rates applicable to any amounts outstanding under the Bridge Facility will increase by 0.25% on each 90 day anniversary of the date of execution of the Bridge Facility.  A funding fee of 0.25% is applicable to both the principal amount of either drawdown under the Bridge Facility as well as to any amounts outstanding under the Bridge Facility at April 30, 2013.  In addition, any amounts outstanding under the Bridge Facility on May 29, 2013, August 27, 2013 and November 25, 2013 are subject to a duration fee of 0.50%, 0.75% and 1.00%, respectively.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under both facilities are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

SILVER WHEATON 2012 ANNUAL REPORT [37]

Under the new credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the Sudbury and Salobo gold interests.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2012.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2012.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the year ended  December 31, 2012 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2012.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2012 ANNUAL REPORT [38]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2012, unless otherwise noted.  The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.  The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	144.5	29.4	136.4	121.2	20.8	80.9	265.7	25.5	217.4	53-65%
Heap Leach	8.1	14.6	3.8	21.9	9.7	6.8	29.9	11.0	10.6	24%
San Dimas(10, 14)	-	-	-	3.8	289.5	35.2	3.8	289.5	35.2	94%
Pascua-Lama (25%)(14)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.4	3.2	0.4	38.6	3.2	4.0	42.1	3.2	4.3	22%
Pierina(11)	2.8	9.0	0.8	20.6	9.0	6.0	23.3	9.0	6.8	37%
Veladero(11)	4.7	10.6	1.6	62.4	10.6	21.2	67.1	10.6	22.8	6%
Yauliyacu(11, 12)	1.1	96.0	3.3	2.9	100.0	9.4	4.0	98.9	12.7	85%
777 (13, 14)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	64%
Neves-Corvo
Copper	6.1	40.0	7.8	18.0	40.0	23.2	24.1	40.0	31.0	35%
Zinc	11.5	72.0	26.7	11.2	67.0	24.0	22.7	69.5	50.7	20%
Rosemont(15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(15)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.4	95.0	25.8	2.4	54.0	4.2	10.9	85.9	30.0	70%
Copper	3.9	32.0	4.0	0.1	34.0	0.1	4.0	32.0	4.1	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.8	158.2	4.0	0.2	133.3	0.6	0.9	154.3	4.7	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	78%
Cozamin(11)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	72.6	5.3	12.3	224.1	5.6	40.2	296.7	5.5	52.5	5%

Total Silver			364.2			487.1			851.4
GOLD
Salobo (25%)(16)	159.2	0.42	2.15	121.5	0.32	1.25	280.6	0.38	3.40	66%
Sudbury (70%)(11)	34.8	0.29	0.33	26.5	0.49	0.42	61.3	0.38	0.75	81%
777 (13, 14)	3.9	1.90	0.24	5.9	1.90	0.36	9.8	1.90	0.60	73%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
TOTAL GOLD			2.84			2.13			4.96

SILVER WHEATON 2012 ANNUAL REPORT [39]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.4	14.4	14.6	112.9	13.1	47.6	144.2	13.4	62.2
Heap Leach	0.9	5.0	0.1	5.4	4.2	0.7	6.4	4.3	0.9
Pascua-Lama (25%)(14)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(11, 12)	0.7	115.6	2.5	5.1	227.1	37.2	5.8	214.2	39.7
Neves-Corvo
Copper	4.1	49.3	6.4	23.1	50.7	37.6	27.1	50.5	44.1
Zinc	13.0	59.7	25.0	51.6	55.4	92.0	64.6	56.3	117.0
Rosemont(15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(15)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.0	88.8	2.7	3.7	124.6	14.7	4.6	117.2	17.4
Copper	1.5	21.2	1.0	0.5	33.8	0.6	2.0	24.3	1.6
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	5.0	128.9	20.6	2.4	123.5	9.7	7.4	127.1	30.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.6	506.0	10.4	0.6	506.0	10.4
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.6	8.5	2.6	61.4	6.8	13.4	71.0	7.0	16.0

Total Silver			104.3			424.8			529.1
GOLD
Salobo (25%)(16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%)(11)	-	-	-	23.3	0.33	0.25	23.3	0.33	0.25
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
TOTAL GOLD			0.32			1.07			1.39

SILVER WHEATON 2012 ANNUAL REPORT [40]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,17)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)(14)
Mill	31.7	9.1	9.3
Heap Leach	12.7	1.6	0.7
San Dimas(10, 14)	6.9	300.4	66.3
Pascua-Lama (25%)(14)	8.1	15.5	4.0
777 (13, 14)	1.2	39.2	1.5
Neves-Corvo
Copper	25.4	47.2	38.6
Zinc	22.1	51.0	36.2
Rosemont(15)	104.5	3.3	11.1
Constancia	223.0	1.9	13.4
Mineral Park(15)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.6	78.0	11.4
Copper	0.6	31.0	0.6
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	1.7	128.9	7.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.2	340.8	1.9
Los Filos	239.2	6.0	46.5

TOTAL SILVER			294.7
GOLD
Salobo (25%)(16)	37.0	0.31	0.37
Sudbury (70%)(11)	18.9	0.67	0.40
777 (13, 14)	0.6	1.96	0.04
Minto	8.5	0.24	0.07
TOTAL GOLD			0.88

SILVER WHEATON 2012 ANNUAL REPORT [41]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P.Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2012 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Resources and Reserves for 777, Sudbury, Cozamin and Minto are reported as of December 31, 2011.

b.	Resources and Reserves for San Dimas, Neves-Corvo and Zinkgruvan are reported as of June 30, 2012.

c.	Resources and Reserves for Rosemont are reported as of August 28, 2012.

d.
Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively.  Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.

e.	Resources for Mineral Park are reported as of December 29, 2006 and Reserves as of December 31, 2011.

f.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.

g.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.

h.	Resources and Reserves for Stratoni are reported as of August 10, 2010.

i.	Resources for Keno Hill’s Elsa Tailings are reported as of April 22, 2010, Lucky Queen and Onek deposits as of July 27, 2011, Bermingham as of June 27, 2012 and Flame and Moth as of January 30, 2013.

j.	Resources for Loma de La Plata are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos -$24.00 per ounce silver.

b.	San Dimas, Rosemont and Cozamin - $20.00 per ounce silver.

c.	Pascua-Lama - $22.00 per ounce silver.

d.	Lagunas Norte, Veladero, Pierina – $28.00 per ounce silver.

e.	Yauliyacu - $30.00 per ounce silver.

f.	777 – $22.00 per ounce silver and $1,100 per ounce gold.

g.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for all the zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.

h.	Constancia - $23.00 per ounce silver.

i.	Mineral Park – $7.50 per ounce silver.

j.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

k.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.

l.	Campo Morado - $18.92 per ounce silver.

m.	Stratoni - $15.00 per ounce silver.

n.	Minto – $3.90 per ounce silver and $300 per ounce gold.

o.	Salobo - $1,150 per ounce gold.

p.	Sudbury - $975 per ounce gold.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito and Los Filos - $27.00 per ounce silver.

b.	San Dimas - $25.00 per ounce silver.

c.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce silver.

d.	Yauliyacu – $30.00 per ounce silver.

e.	777 – $22.00 per ounce silver and $1,100 per ounce gold.

f.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.

g.	Rosemont and Cozamin – $20.00 per ounce silver.

h.	Constancia - $22.00 per ounce silver.

i.	Mineral Park – $7.50 per ounce silver.

SILVER WHEATON 2012 ANNUAL REPORT [42]

j.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.

k.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

l.	Campo Morado – $18.92 per ounce silver for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.

m.	Stratoni - $15.00 per ounce silver.

n.	Minto – 0.5% Cu cut-off.

o.	Loma de La Plata – $12.50 per ounce silver.

p.
Keno Hill – $15.25 per ounce silver for the Southwest and 99 Zones, $14.50 per ounce silver for the East Zone, $17.00 per ounce silver for the Elsa Tailings, $18.50 per ounce silver for the Lucky Queen and Onek deposits, $23.00 per ounce silver for Bermingham and $24.00 per ounce silver for Flame and Moth.

q.	Salobo - $1,150 per ounce gold.

r.	Sudbury - $975 per ounce gold.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp Inc. (“Goldcorp”).  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Resources and Reserves for Pierina, Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests in addition to the Sudbury and 777 gold interests have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 purchase agreement provides that Hudbay Minerals Inc. (“Hudbay”) will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 Resources and Reserves constrained to the production expected for the 777 contract.

14.
In reliance upon Section 9.2 of NI 43-101, all technical information in this document regarding Peñasquito, San Dimas, Pascua-Lama and 777 was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Annual Information Form filed on March 1, 2013;

b.	San Dimas - Primero MD&A filed on February 21, 2013;

c.	Pascua-Lama – Barrick Gold Corp. Fourth Quarter and Year-End Report - 2012 filed on February 14, 2013; and

d.	777 – Hudbay Annual Information Form filed on March 30, 2012.

The Company QP's have approved the disclosure in this document in reliance on such documents.

15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for Salobo, which is available on SEDAR.

17.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver and gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON 2012 ANNUAL REPORT [43]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2012 ANNUAL REPORT [44]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  The Audit Committee reviews Silver Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Chartered Accountants, appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2013

SILVER WHEATON 2012 ANNUAL REPORT [45]

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated financial statements of Silver Wheaton Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 21, 2013

SILVER WHEATON 2012 ANNUAL REPORT [46]

Management’s Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton’s assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2013

SILVER WHEATON 2012 ANNUAL REPORT [47]

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 21, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 21, 2013

SILVER WHEATON 2012 ANNUAL REPORT [48]

Consolidated Statements of Earnings

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2012	2011
Sales	5	$849,560	$729,997
Cost of sales
Cost of sales, excluding depletion		$117,489	$86,266
Depletion		101,229	57,457
Total cost of sales		$218,718	$143,723
Earnings from operations		$630,842	$586,274
Expenses and other income
General and administrative 1	6	$30,839	$25,180
Foreign exchange loss (gain)		29	(453)
Other (income) expense		(817)	3,182
		$30,051	$27,909
Earnings before income taxes		$600,791	$558,365
Income tax expense	19	(14,755)	(8,337)
Net earnings		$586,036	$550,028

Basic earnings per share		$1.66	$1.56
Diluted earnings per share		$1.65	$1.55
Weighted average number of shares outstanding
Basic	15	353,874	353,249
Diluted	15	356,008	355,904
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$6,420	$6,329

Consolidated Statements of Comprehensive Income
		Years Ended December 31
(US dollars in thousands)	Note	2012	2011
Net earnings		$586,036	$550,028
Other comprehensive income (loss)
Loss on long-term investments - common shares held	8	$(31,134)	$(119,114)
Deferred income tax recovery	19	2,479	10,699
Total other comprehensive loss		$(28,655)	$(108,415)
Total comprehensive income		$557,381	$441,613

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2012 ANNUAL REPORT [49]

Consolidated Balance Sheets

	Note	December 31	December 31
(US dollars in thousands)		2012	2011
Assets
Current assets
Cash and cash equivalents		$778,216	$840,201
Accounts receivable	7	6,197	3,890
Other		966	1,221
Total current assets		$785,379	$845,312
Non-current assets
Silver and gold interests	9	$2,281,234	$1,871,726
Long-term investments	8	121,377	151,621
Deferred income taxes	19	-	2,301
Other		1,347	1,375
Total non-current assets		$2,403,958	$2,027,023
Total assets		$3,189,337	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$20,898	$8,345
Current portion of bank debt	10	28,560	28,560
Current portion of silver interest payments	11	-	130,789
Total current liabilities		$49,458	$167,694
Non-current liabilities
Long-term portion of bank debt	10	$21,500	$50,060
Deferred income taxes	19	9,250	-
Performance share units	14.1	2,055	364
Total non-current liabilities		$32,805	$50,424
Total liabilities		$82,263	$218,118
Shareholders' equity
Issued capital	12	$1,811,577	$1,793,772
Reserves	13	(1,710)	25,422
Retained earnings		1,297,207	835,023
Total shareholders' equity		$3,107,074	$2,654,217
Total liabilities and shareholders' equity		$3,189,337	$2,872,335
Commitments and contingencies	10, 20

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2012 ANNUAL REPORT [50]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2012	2011
Operating activities
Net earnings		$586,036	$550,028
Adjustments for
Depreciation and depletion		101,457	57,720
Equity settled stock based compensation		6,420	6,329
Cash settled stock based compensation	14.1	1,685	377
Deferred income tax expense	19	14,031	7,575
(Gain) loss on fair value adjustment of share purchase warrants held	8	(496)	3,118
Investment income recognized in net earnings		(1,367)	(929)
Other		(15)	(97)
Change in non-cash operating working capital	16	10,366	1,422
Operating cash flows before interest received		$718,117	$625,543
Interest received		1,287	884
Cash generated by operating activities		$719,404	$626,427
Financing activities
Bank debt repaid	10	$(28,560)	$(28,560)
Share purchase warrants exercised		1,878	99
Share purchase options exercised		11,030	7,839
Dividends paid	12.2	(123,852)	(63,612)
Cash applied to financing activities		$(139,504)	$(84,234)
Investing activities
Silver and gold interests		$(640,718)	$(140,063)
Silver and gold interests - interest paid		(671)	(1,260)
Acquisition of long-term investments	8	(395)	(13,674)
Proceeds on disposal of long-term investments	8	-	24,270
Dividend income received		80	45
Other		(192)	(54)
Cash applied to investing activities		$(641,896)	$(130,736)
Effect of exchange rate changes on cash and cash equivalents		$11	$108
(Decrease) increase in cash and cash equivalents		$(61,985)	$411,565
Cash and cash equivalents, beginning of year		840,201	428,636
Cash and cash equivalents, end of year		$778,216	$840,201

At December 31, 2012, the Company’s cash and cash equivalents consisted of $375.2 million in cash (December 31, 2011 - $119.3 million) and $403.0 million in cash equivalents (December 31, 2011 - $720.9 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2012 ANNUAL REPORT [51]

Consolidated Statements of Shareholders’ Equity

		Reserves
(US dollars in thousands)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2011	$1,782,510	$7,471	$9,853	$1,952	$116,088	$135,364	$344,075	$2,261,949
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$550,028	$550,028
OCI 1	-	-	-	-	(108,415)	(108,415)	-	(108,415)
Total comprehensive income	$-	$-	$-	$-	$(108,415)	$(108,415)	$550,028	$441,613
Fair value of SBC 1	$-	$-	$4,674	$1,655	$-	$6,329	$-	$6,329
Options 1 exercised	10,052	-	(2,213)	-	-	(2,213)	-	7,839
RSUs 1 released	1,097	-	-	(1,097)	-	(1,097)	-	-
Warrants 1 exercised	113	(14)	-	-	-	(14)	-	99
Realized gain on disposal of LTI's 1	-	-	-	-	(4,532)	(4,532)	4,532	-
Dividends (Note 12.2)	-	-	-	-	-	-	(63,612)	(63,612)
At December 31, 2011	$1,793,772	$7,457	$12,314	$2,510	$3,141	$25,422	$835,023	$2,654,217
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$586,036	$586,036
OCI 1	-	-	-	-	(28,655)	(28,655)	-	(28,655)
Total comprehensive income	$-	$-	$-	$-	$(28,655)	$(28,655)	$586,036	$557,381
Fair value of SBC 1	$-	$-	$5,191	$1,229	$-	$6,420	$-	$6,420
Options 1 exercised	14,485	-	(3,455)	-	-	(3,455)	-	11,030
RSUs 1 released	1,186	-	-	(1,186)	-	(1,186)	-	-
Warrants 1 exercised	2,134	(256)	-	-	-	(256)	-	1,878
Dividends (Note 12.2)	-	-	-	-	-	-	(123,852)	(123,852)
At December 31, 2012	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held.

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2012 ANNUAL REPORT [52]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the TSX under the symbol SLW.WT.U.

Including the agreements entered into after December 31, 2012 (Note 22), the Company has entered into 20 long-term purchase agreements associated with silver and/or gold (“precious metal purchase agreements”), relating to 23 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the year ended December 31, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.06 and $362, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the year ended December 31, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on March 21, 2013.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (000’s) unless otherwise noted.  References to Cdn$ refer to Canadian dollars.

2.2.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

2.3.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”) and Silverstone Resources (Barbados) Corp. (“SST Barbados”).

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

2.4.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2012 ANNUAL REPORT [53]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

2.5.	Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

2.6.	Financial Instruments

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2015, with early adoption permitted.  The Company has elected to adopt IFRS 9 and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading.  Upon the application of IFRS 9, the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value immediately in net earnings.

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

SILVER WHEATON 2012 ANNUAL REPORT [54]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Warrants held by the Company for long-term investment purposes are classified as FVTNE.  These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is remeasured at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Cash and cash equivalents are stated at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings, and

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

2.8.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

SILVER WHEATON 2012 ANNUAL REPORT [55]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as financial liabilities measured at FVTNE and are remeasured at fair value at the end of each reporting period with all changes being reflected as a component of net earnings. This accounting treatment is not applicable to any of the Company’s outstanding share purchase warrants.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve.  Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Other Financial Liabilities

Accounts payable and accrued liabilities, silver interest payments and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

2.9.	Silver and Gold Interests

Agreements for which settlement is called for in silver and gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and / or exploration potential into reserves.

SILVER WHEATON 2012 ANNUAL REPORT [56]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Asset Impairment

Management considers each silver and gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each silver and gold interest to determine whether there is any indication that those silver and gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the silver and gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each silver and gold interest is the higher of fair value less costs to sell (“Fair Value Approach”) and value in use (“Value-In-Use Approach”).

Under the Fair Value Approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each silver and gold interest in an arm’s length transaction at the measurement date.  NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metals companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

Under the Value-In-Use Approach, the net present value (“NPV”) methodology is used.  NPV is estimated by using a discount rate to calculate the present value of expected future cash flows.  The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long-term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each precious metal purchase agreement, as disclosed in Note 20.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

No impairment charge was required at December 31, 2012 and December 31, 2011.

2.10.	Borrowing and Debt Issue Costs

Borrowing costs allocable to the acquisition or construction of qualifying assets, which necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Other (Income) Expense, as incurred.  For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.

SILVER WHEATON 2012 ANNUAL REPORT [57]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

2.11.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

2.12.	Income Taxes

Income tax expense comprises current and deferred tax.   Current and deferred taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet.  Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences.  Taxable temporary differences arising on investments in subsidiaries are recognized except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets and unused tax losses to the extent it is probable that the Company will have taxable income against which those deductible temporary differences, carry forward of unused tax assets and unused tax losses can be utilized.  The carrying amount of the deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets or liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

2.13.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

SILVER WHEATON 2012 ANNUAL REPORT [58]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

2.14.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the Company operates.  The consolidated financial statements are presented in US dollars, which is the Company’s functional currency.  Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity until they are realized as a result of a sale, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

2.15.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At December 31, 2012 and December 31, 2011, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.17.	Changes in Accounting Policies

Accounting Policies Implemented Effective January 1, 2012

IFRS 7 – Financial Instruments (amended 2010)

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2012 ANNUAL REPORT [59]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

IAS 12 – Income Taxes (amended 2010)

In December 2010, the IASB issued amendments to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

2.18.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 7 – Financial Instruments (amended 2011)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

SILVER WHEATON 2012 ANNUAL REPORT [60]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $2.3 billion at December 31, 2012.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

As described in Note 2.9, the Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

As more fully described in Note 2.9, the Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

As more fully described in Note 2.11, the Company has various forms of stock based compensation, including share purchase options, RSUs and PSUs.  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 13.2, 13.3 and 14.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

SILVER WHEATON 2012 ANNUAL REPORT [61]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

4.	Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

4.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 10) and equity attributable to common shareholders, comprising of issued capital (Note 12), accumulated reserves (Note 13) and retained earnings.

SILVER WHEATON 2012 ANNUAL REPORT [62]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 10).

The Company is in compliance with the debt covenants at December 31, 2012, as described in Note 10.

4.2.	Categories of Financial Assets and Liabilities

Cash and cash equivalents are reported at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.  All other financial assets are reported at fair value.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect  the fair value adjustments associated with these investments as a component of OCI.  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	December 31	December 31
(in thousands)		2012	2011
Financial assets
Fair value through net earnings
Long-term investments - warrants held	8	$2,694	$2,582
Trade receivables from provisional concentrate sales, net of fair value adjustment	7	5,909	3,494
Fair value through other comprehensive income
Long-term investments - common shares held	8	118,683	149,039
Amortized cost
Cash and cash equivalents		778,216	840,201
Other receivables	7	288	396
		$905,790	$995,712
Financial liabilities
Fair value through net earnings
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	7	$634	$1,567
Amortized cost
Accounts payable and accrued liabilities		19,094	6,688
Bank debt	10	50,060	78,620
Silver interest payments	11	-	130,789
		$69,788	$217,664

SILVER WHEATON 2012 ANNUAL REPORT [63]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

4.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company invests surplus cash in short-term, high credit quality, money market instruments.   In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

At December 31, 2012 and December 31, 2011, there were no significant trade receivables owed to the Company which were past due.  The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2012	2011
Cash and cash equivalents		$778,216	$840,201
Trade receivables from provisional concentrate sales, net of fair value adjustment	7	5,909	3,494
Other receivables	7	288	396
		$784,413	$844,091

4.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at December 31, 2012, the Company had cash and cash equivalents of $778.2 million (December 31, 2011 - $840.2 million) and working capital of $735.9 million (December 31, 2011 – $677.6 million).  The Company invests surplus cash in short-term, high credit quality money market instruments.  On February 28, 2013, the Company replaced the $400 million revolving term loan (Note 10) with a $1 billion revolving credit facility having a 5 year term (Note 22), which can be drawn at any time to finance acquisitions, investments or for general corporate purposes.

Silver Wheaton holds common shares and common share purchase warrants of several publicly traded mineral exploration, development and mining companies (Note 8) with a combined market value at December 31, 2012 of $121.4 million (December 31, 2011 - $151.6 million).   The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and commitments. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities and commitments is based on the earliest date on which the Company may be required to pay.

SILVER WHEATON 2012 ANNUAL REPORT [64]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

As at December 31, 2012
(in thousands)	2013	2014	2015	2016	2017	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt ¹	$28,560	$21,500	$-	$-	$-	$-	$-	$50,060
Interest on bank debt ²	472	145	-	-	-	-	-	617
Silver and gold interest payments ³
Constancia ⁴	-	-	-	-	-	-	250,000	250,000
Rosemont ⁵	-	-	-	-	-	-	230,000	230,000
Loma de La Plata ⁶	-	-	-	-	-	-	32,400	32,400
Accounts payable and accrued liabilities	19,094	-	-	-	-	-	-	19,094
Performance share units	-	1,064	991	-	-	-	-	2,055
Derivative financial liabilities
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	634	-	-	-	-	-	-	634
Total	$48,760	$22,709	$991	$-	$-	$-	$512,400	$584,860

1)	As more fully disclosed in Note 22, the bank debt was repaid in full on February 22, 2013.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (Note 20).
4)
In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

5)
In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

6)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

SILVER WHEATON 2012 ANNUAL REPORT [65]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

As at December 31, 2011
(in thousands)	2012	2013	2014	2015	2016	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt	$28,560	$28,560	$21,500	$-	$-	$-	$-	$78,620
Interest on bank debt 1	1,006	618	174	-	-	-	-	1,798
Silver and gold interest payments
Barrick	137,500	-	-	-	-	-	-	137,500
Rosemont 2	-	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	-	32,400	32,400
Accounts payable and accrued liabilities	6,324	-	-	-	-	-	-	6,324
Performance share units	-	-	364	-	-	-	-	364
Derivative financial liabilities
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	1,567	-	-	-	-	-	-	1,567
Total	$174,957	$29,178	$21,674	$-	$-	$-	$262,400	$488,573

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)
In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

4.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2012	2011
Monetary assets
Cash and cash equivalents	$1,007	$690
Accounts receivable	127	115
Long-term investments - common shares held	116,108	144,039
Long-term investments - warrants held	2,694	2,582
	$119,936	$147,426
Monetary liabilities
Accounts payable and accrued liabilities	$5,785	$3,107
Performance share units	1,923	348
	$7,708	$3,455

SILVER WHEATON 2012 ANNUAL REPORT [66]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2012
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$(388)	$388
Increase (decrease) in other comprehensive income	11,611	(11,611)
Increase (decrease) in total comprehensive income	$11,223	$(11,223)

	As at December 31, 2011
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$(7)	$7
Increase (decrease) in other comprehensive income	14,404	(14,404)
Increase (decrease) in total comprehensive income	$14,397	$(14,397)

4.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than three months.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  During the year ended December 31, 2012, the weighted average interest rate paid by the Company on its outstanding borrowings was 1.12% (2011 – 1.13%).

For the year ended December 31, 2012, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick and Constancia silver interests, both of which were under development during the period. For the year ended December 31, 2011, all of the interest incurred by the Company was capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period. As a result, changes in interest rates will not materially affect the Company’s net earnings or OCI.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year ended December 31, 2012 by approximately $0.6 million (2011 - $0.9 million).

4.7.	Commodity Price Risk

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

SILVER WHEATON 2012 ANNUAL REPORT [67]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

4.8.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2012.

If equity prices had been 10% higher or lower:

•
Net earnings for the year ended December 31, 2012 would have increased/decreased by approximately $0.3 million (2011 - $0.3 million) as a result of changes in the fair value of share purchase warrants held; and

•
Other comprehensive income for the year ended December 31, 2012 would have increased/decreased by approximately $11.9 million (2011 - $14.9 million) as a result of changes in the fair value of common shares held.

4.9.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2012
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Trade receivables from provisional concentrate sales, net of fair value adjustment	$5,909	$-	$5,909	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(634)	-	(634)	-
Long-term investments - common shares held	118,683	118,683	-	-
Long-term investments - warrants held	2,694	-	2,694	-
	$126,652	$118,683	$7,969	$-

SILVER WHEATON 2012 ANNUAL REPORT [68]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

	December 31, 2011
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Trade receivables from provisional concentrate sales, net of fair value adjustment	$3,494	$-	$3,494	$-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(1,567)	-	(1,567)	-
Long-term investments - common shares held	149,039	149,039	-	-
Long-term investments - warrants held	2,582	-	2,582	-
	$153,548	$149,039	$4,509	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 2.5).  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market is determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility, estimated forfeiture rate and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Cash and cash equivalents are reported at amortized cost.  Other receivables and trade payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 10) and the silver interest payments due (Note 11) are reported at amortized cost using the effective interest method.

SILVER WHEATON 2012 ANNUAL REPORT [69]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

5.	Revenue

	Years Ended December 31
(in thousands)	2012	2011
Sales
Silver bullion sales
Silver credit sales	$611,468	$552,122
Concentrate sales	159,700	148,507
	$771,168	$700,629
Gold bullion sales
Gold credit sales	$47,768	$-
Concentrate sales	30,624	29,368
	$78,392	$29,368
Total sales revenue	$849,560	$729,997

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2012 or December 31, 2011.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

As described in Note 2.5, under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.

SILVER WHEATON 2012 ANNUAL REPORT [70]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

6.	General and Administrative

		Years Ended December 31
(in thousands)	Note	2012	2011
Salaries and benefits
Salaries and benefits, excluding PSUs		$10,173	$8,036
PSUs	14.1	1,685	377
Total salaries and benefits		$11,858	$8,413
Depreciation		228	261
Charitable donations		1,857	1,208
Professional fees		2,981	2,313
Other		7,495	6,656
Cash settled general and administrative		$24,419	$18,851
Equity settled stock based compensation (a non-cash expense)		6,420	6,329
Total general and administrative		$30,839	$25,180

7.	Accounts Receivable

	December 31	December 31
(in thousands)	2012	2011
Trade receivables from provisional concentrate sales, net of fair value adjustment	$5,909	$3,494
Other receivables	288	396
Total accounts receivable	$6,197	$3,890

Trade Receivables from Provisional Concentrate Sales, Net of Fair Value Adjustment

As discussed in Note 2.5, under certain precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future Quotational Period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  The contracts, in general, provide for a provisional payment of 90% of the estimated value of the silver and/or gold sold under the concentrate sales contract based upon provisional assays and quoted silver and gold prices, with the 10% holdback being payable upon final settlement, which is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  This 10% holdback is reflected as a component of Accounts Receivable in the Company’s consolidated balance sheet.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON 2012 ANNUAL REPORT [71]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

At December 31, 2012, the Company had outstanding provisionally priced sales of $12.7 million (2011 - $3.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.4 million ounces of silver (2011 – 0.1 million ounces of silver) and had a fair value loss adjustment of approximately $1.1 million (2011 - $0.3 million gain) associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $3,800 (2011 - $1,200).

8.	Long-Term Investments

	December 31	December 31
(in thousands)	2012	2011
Common shares held	$118,683	$149,039
Warrants held	2,694	2,582
	$121,377	$151,621

Common Shares Held

	December 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Realized Gain on Disposal
Bear Creek	$44,130	$(2,041)	$-
Revett	14,824	(9,747)	-
Sabina	31,164	(13,013)	-
Other	28,565	(6,333)	-
	$118,683	$(31,134)	$-

	December 31, 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Realized Gain on Disposal
Bear Creek	$46,171	$(80,524)	$-
Revett	23,793	(1,043)	-
Sabina	44,177	(21,817)	-
Other	34,898	(15,730)	4,532
	$149,039	$(119,114)	$4,532

SILVER WHEATON 2012 ANNUAL REPORT [72]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Warrants Held

	December 31, 2012
(in thousands)	Fair Value	Fair Value Adjustment (Losses) Gains Included in Net Earnings	Realized Loss on Disposal
Revett	$-	$(357)	$-
Other	2,694	853	-
	$2,694	$496	$-

	December 31, 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Realized Loss on Disposal
Revett	$741	$(55)	$-
Other	1,841	(3,063)	(16)
	$2,582	$(3,118)	$(16)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of OCI.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense.  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 4).

During the year ended December 31, 2012, the value of the Company’s LTI’s decreased by $31.1 million.  As a result of this decrease, the deferred tax liability attributable to the LTI’s was reduced and the Company recorded a deferred income tax recovery being reflected as a component of OCI of $2.5 million.  The reduction of the deferred tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

Bear Creek

At December 31, 2012, Silver Wheaton owned approximately 13.3 million (December 31, 2011 – 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 14% (December 31, 2011 – 14%) of the outstanding shares of Bear Creek.  At December 31, 2012, the fair value of the Company’s investment in Bear Creek was $44.1 million (December 31, 2011 - $46.2 million).

SILVER WHEATON 2012 ANNUAL REPORT [73]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

During the year ended December 31, 2011, the value of the Company’s investment in Bear Creek declined by approximately $80.5 million.  The value of this investment was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana project.  While the Santa Ana project remains an important asset for Bear Creek, Silver Wheaton’s strategic focus related to its investment in Bear Creek is the Corani project, which is proceeding towards permitting.

Revett

At December 31, 2012, Silver Wheaton owned 5.3 million common shares (December 31, 2011 – 5.0 million common shares and common share purchase warrants exercisable to acquire an additional 0.3 million common shares) of Revett Minerals Inc. (“Revett”), representing approximately 15% (December 31, 2011 – 16%) of the outstanding shares of Revett.  At December 31, 2012, the fair value of the Company’s investment in Revett was $14.8 million (December 31, 2011 - $24.5 million).

During the year ended December 31, 2012, the Company acquired 0.3 million common shares of Revett from the exercise of 0.3 million Revett warrants for total consideration of $0.4 million.

Sabina

At December 31, 2012, Silver Wheaton owned 11.7 million (December 31, 2011 – 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 7% (December 31, 2011 – 7%) of the outstanding shares of Sabina.  At December 31, 2012, the fair value of the Company’s investment in Sabina was $31.2 million (December 31, 2011 - $44.2 million).

Other

At December 31, 2012, Silver Wheaton owned common shares and common share purchase warrants of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in the financial statements as part of Other long-term investments.

During the year ended December 31, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.

At December 31, 2012, the fair value of the Other long-term investments was $31.3 million (December 31, 2011 - $36.7 million).

SILVER WHEATON 2012 ANNUAL REPORT [74]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

9.	Silver and Gold Interests

December 31, 2012
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2012
(in thousands)	Balance - Jan 1, 2012	Additions	Balance - Dec 31, 2012	Balance - Jan 1, 2012	Depletion	Balance - Dec 31, 2012
Silver interests
San Dimas	$190,331	$-	$190,331	$(22,804)	$(4,591)	$(27,395)	$162,936
Zinkgruvan	77,919	-	77,919	(20,280)	(3,564)	(23,844)	54,075
Yauliyacu	285,292	-	285,292	(55,280)	(14,717)	(69,997)	215,295
Peñasquito	524,626	-	524,626	(19,653)	(17,701)	(37,354)	487,272
Cozamin	41,959	-	41,959	(16,844)	(5,980)	(22,824)	19,135
Barrick 1	623,809	7,414	631,223	(22,724)	(10,763)	(33,487)	597,736
Other 2	294,367	148,869	443,236	(42,651)	(19,118)	(61,769)	381,467
	$2,038,303	$156,283	$2,194,586	$(200,236)	$(76,434)	$(276,670)	$1,917,916
Gold interests
Minto	$47,774	$-	$47,774	$(14,115)	$(3,073)	$(17,188)	$30,586
777	-	354,454	354,454	-	(21,722)	(21,722)	332,732
	$47,774	$354,454	$402,228	$(14,115)	$(24,795)	$(38,910)	$363,318
	$2,086,077	$510,737	$2,596,814	$(214,351)	$(101,229)	$(315,580)	$2,281,234

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

December 31, 2011
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Dec 31, 2011	Balance - Jan 1, 2011	Depletion	Balance - Dec 31, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(3,997)	$(22,804)	$167,527
Zinkgruvan	77,919	-	77,919	(17,797)	(2,483)	(20,280)	57,639
Yauliyacu	285,292	-	285,292	(48,972)	(6,308)	(55,280)	230,012
Peñasquito	524,626	-	524,626	(9,696)	(9,957)	(19,653)	504,973
Cozamin	41,959	-	41,959	(11,010)	(5,834)	(16,844)	25,115
Barrick 1	607,612	16,197	623,809	(12,305)	(10,419)	(22,724)	601,085
Other 2	294,258	109	294,367	(27,280)	(15,371)	(42,651)	251,716
	$2,021,997	$16,306	$2,038,303	$(145,867)	$(54,369)	$(200,236)	$1,838,067
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(3,088)	$(14,115)	$33,659
	$2,069,771	$16,306	$2,086,077	$(156,894)	$(57,457)	$(214,351)	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2012 ANNUAL REPORT [75]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2012			December 31, 2011
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$22,127	$140,809	$162,936	$41,719	$125,808	$167,527
Zinkgruvan	34,429	19,646	54,075	37,118	20,521	57,639
Yauliyacu	24,722	190,573	215,295	38,368	191,644	230,012
Peñasquito	380,145	107,127	487,272	411,124	93,849	504,973
Cozamin	19,135	-	19,135	25,115	-	25,115
Barrick 1, 2	13,422	584,314	597,736	24,185	576,900	601,085
Other 3	169,364	212,103	381,467	104,705	147,011	251,716
	$663,344	$1,254,572	$1,917,916	$682,334	$1,155,733	$1,838,067
Gold interests
Minto	$22,281	$8,305	$30,586	$25,354	$8,305	$33,659
777	281,344	51,388	332,732	-	-	-
	$303,625	$59,693	$363,318	$25,354	$8,305	$33,659
	$966,969	$1,314,265	$2,281,234	$707,688	$1,164,038	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Silver Wheaton made an upfront cash payment of $455.1 million on the closing date of September 28, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.

SILVER WHEATON 2012 ANNUAL REPORT [76]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The allocation of the cost of the asset acquisition is summarized in the table below:

(in thousands)
Cost:

Cash	$455,100
Acquisition costs	1,798
$456,898
Allocated as follows:
Silver interest ¹	$102,444
Gold interest	354,454
$456,898

1)	The cost of the 777 silver interest is included under Other silver interests.

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver delivered.

If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the $250 million upfront cash consideration relating to Constancia.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

10.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”), of which $50.1 million was outstanding as at December 31, 2012, and a $400 million revolving term loan (the “Revolving Loan”), which was undrawn as at December 31, 2012.  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

SILVER WHEATON 2012 ANNUAL REPORT [77]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

During the year ended December 31, 2012, the Company repaid $28.6 million (2011 - $28.6 million) of the balance outstanding on the Term Loan.

The Company is in compliance with the debt covenants described above.

	December 31, 2012
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	21,500	-	21,500
	$50,060	$-	$50,060

Interest capitalized during the year	$714	$-	$714
Effective interest rate	1.12%	0.00%	1.12%

	December 31, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	50,060	-	50,060
	$78,620	$-	$78,620

Interest capitalized during the year	$1,044	$-	$1,044
Effective interest rate	1.13%	0.00%	1.13%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2013	$28,560	$-	$28,560
2014	21,500	-	21,500
	$50,060	$-	$50,060

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term; and (ii) a $1.5 billion bridge financing facility having a 1 year term, as more fully described in Note 22. These facilities replaced the Term Loan and the Revolving Loan.

SILVER WHEATON 2012 ANNUAL REPORT [78]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

11.	Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  The total upfront cash payments of $625 million were payable in installments, with the final payment of $137.5 million having been made in September 2012.  The financial liability relating to the future payments were discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments previously due were reported at amortized cost using the effective interest method.  Total interest costs of $51 million accreted over the term of this obligation and were capitalized to the cost of the Barrick silver interest.  Of the total interest costs accreted to the Barrick silver interest, $6.7 million were capitalized during the year ended December 31, 2012 (2011 – $15.2 million).

12.	Issued Capital

	Note	December 31	December 31
(US dollars in thousands)		2012	2011
Issued capital
Share capital issued and outstanding: 354,375,852 common shares (December 31, 2011: 353,499,816 common shares)	12.1	$1,811,577	$1,793,772

12.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at December 31, 2012, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2011 to December 31, 2012 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2011	352,785,382
Share purchase options exercised	642,173	Cdn$11.96
Share purchase warrants exercised	4,968	US$20.00
Restricted share units released	67,293	$0.00
At December 31, 2011	353,499,816
Share purchase options exercised	721,632	Cdn$15.17
Share purchase warrants exercised	93,897	US$20.00
Restricted share units released	60,507	$0.00
At December 31, 2012	354,375,852

12.2.	Dividends Declared

During the year ended December 31, 2012, the Company declared and paid to its shareholders dividends in the amount of $0.35 per common share for total dividends of $123.9 million (2011 - $0.18 per common share for total dividends of $63.6 million).

SILVER WHEATON 2012 ANNUAL REPORT [79]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

13.	Reserves

	Note	December 31	December 31
(in thousands)		2012	2011
Reserves
Share purchase warrants	13.1	$7,201	$7,457
Share purchase options	13.2	14,050	12,314
Restricted share units	13.3	2,553	2,510
Long-term investment revaluation reserve, net of tax	13.4	(25,514)	3,141
Total reserves		$(1,710)	$25,422

13.1. Share Purchase Warrants

A continuity schedule of the Company’s US dollar denominated share purchase warrants (“warrants”) from January 1, 2011 to December 31, 2012 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2011	2,718,205	$20.00	1.00	$7,471
Exercised	(4,968)	20.00	1.00	(14)
At December 31, 2011	2,713,237	$20.00	1.00	$7,457
Exercised	(93,897)	20.00	1.00	(256)
At December 31, 2012	2,619,340	$20.00	1.00	$7,201

The warrants, which expire on September 5, 2013, trade on the TSX under the symbol SLW.WT.U.  Each warrant entitles the holder the right to purchase one of the Company’s common shares.

13.2. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

SILVER WHEATON 2012 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

	Years Ended December 31
	2012	2011
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$32.29	Cdn$37.37
Expected dividend yield	1.21%	0.49%
Expected volatility	45%	48%
Risk-free interest rate	1.20%	1.67%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$8.66	Cdn$11.28

A continuity schedule of the Company’s share purchase options reserve from January 1, 2011 to December 31, 2012 is presented below:

(in thousands)	Share Purchase Options Reserve
At January 1, 2011	$9,853
Amortization of fair value of share purchase options issued	4,674
Share purchase options exercised	(2,213)
At December 31, 2011	$12,314
Amortization of fair value of share purchase options issued	5,191
Share purchase options exercised	(3,455)
At December 31, 2012	$14,050

During the year ended December 31, 2012, the Company issued 591,000 share purchase options with a weighted average exercise price of Cdn$32.29 per option and a fair value of $5.1 million or Cdn$8.66 per option.  For the same period in 2011, the Company issued 626,000 share purchase options with a weighted average exercise price of Cdn$37.37 and a fair value of $7.2 million or Cdn$11.28 per option.

Equity settled stock based compensation expense during the year ended December 31, 2012 included $5.2 million of amortization of the fair value of the share purchase options issued, compared to $4.7 million during the comparable period in 2011.

At December 31, 2012, there were 2,331,695 share purchase options outstanding with a weighted average exercise price of Cdn$23.91 per option.  For the comparable period in 2011, there were 2,561,127 share purchase options outstanding with a weighted average exercise price of Cdn$19.60 per option.

SILVER WHEATON 2012 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2012:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$9.08	280,965	-	280,965	1.1 years
$12.97	18,500	-	18,500	0.3 years
$15.89	755,497	-	755,497	2.2 years
$15.95	33,333	-	33,333	2.2 years
$16.63	156,000	-	156,000	0.2 years
$28.14	-	80,000	80,000	4.5 years
$28.59	-	80,000	80,000	4.4 years
$29.50	50,000	50,000	100,000	4.0 years
$30.51	-	15,000	15,000	4.6 years
$33.03	5,000	5,000	10,000	3.4 years
$33.71	-	360,700	360,700	4.2 years
$34.17	59,550	60,550	120,100	3.4 years
$34.55	-	10,000	10,000	5.0 years
$39.25	-	10,000	10,000	4.9 years
$41.58	150,800	150,800	301,600	3.2 years
	1,509,645	822,050	2,331,695	2.4 years

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2011 to December 31, 2012 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2011	2,603,822	$13.91
Granted (fair value - $7.2 million or Cdn$11.28 per option)	626,000	37.37
Exercised	(642,173)	11.96
Forfeited	(26,522)	25.23
At December 31, 2011	2,561,127	$19.60
Granted (fair value - $5.1 million or Cdn$8.66 per option)	591,000	32.29
Exercised	(721,632)	15.17
Forfeited	(98,800)	35.76
At December 31, 2012	2,331,695	$23.91

As it relates to share purchase options, during the year ended December 31, 2012, the weighted average share price at the time of exercise was Cdn$34.49 per share, as compared to Cdn$41.34 per share during the comparable period in 2011.

13.3. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

SILVER WHEATON 2012 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units reserve from January 1, 2011 to December 31, 2012 is presented below:
(in thousands)	Restricted Share Units Reserve
At January 1, 2011	$ 1,952
Amortization of fair value of RSUs issued	1,655
Restricted share units released	(1,097)
At December 31, 2011	$ 2,510
Amortization of fair value of RSUs issued	1,229
Restricted share units released	(1,186)
At December 31, 2012	$ 2,553

During the year ended December 31, 2012, the Company issued 33,500 RSUs with a fair value of $1.1 million or Cdn$33.71 per RSU.  For the same period in 2011, the Company issued 33,500 RSUs with a fair value of $1.5 million or Cdn$43.74 per RSU.

Equity settled stock based compensation expense during the year ended December 31, 2012 included $1.2 million of amortization of the fair value of RSUs issued, compared to $1.6 million during the comparable period in 2011.

At December 31, 2012, there were 130,191 (December 31, 2011 – 157,198) RSUs outstanding.

13.4. Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 8) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$ / US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2012 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2011 to December 31, 2012 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2011	$ 106,795	$ 23,715	$ (14,422)	$ 116,088
Unrealized loss on LTI's 1	(118,962)	(152)	-	(119,114)
Deferred income tax recovery	-	-	10,699	10,699
Realized gain on disposal of LTI's 1	(2,695)	(1,837)	-	(4,532)
At December 31, 2011	$ (14,862)	$ 21,726	$ (3,723)	$ 3,141
Unrealized (loss) gain on LTI's 1	(34,806)	3,672	-	(31,134)
Deferred income tax recovery	-	-	2,479	2,479
At December 31, 2012	$ (49,668)	$ 25,398	$ (1,244)	$ (25,514)

1)	LTI’s refers to long-term investments in common shares held.

14.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 13.2), restricted share units (Note 13.3) and performance share units (Note 14.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

14.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2012, the Company issued 76,700 PSUs.  During the comparable period of 2011, the Company issued 62,800 PSUs.

General and administrative expense during the year ended December 31, 2012 included a $1.7 million accrual related to the anticipated fair value of the PSUs issued using an average performance factor of 145%, compared to a $0.4 million accrual using a performance factor of 117% during the comparable period in 2011.

SILVER WHEATON 2012 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2011 to December 31, 2012 is presented below:

Number of PSUs outstanding
At January 1, 2011	-
Granted	62,800
Forfeited	(21,115)
Dividend equivalent participation	228
At December 31, 2011	41,913
Granted	76,700
Forfeited	(10,774)
Dividend equivalent participation	1,172
At December 31, 2012	109,011

15.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:
	Years Ended December 31
(in thousands)	2012	2011
Basic weighted average number of shares outstanding	353,874	353,249
Effect of dilutive securities
Share purchase options	934	1,307
Share purchase warrants	1,061	1,186
Restricted share units	139	162
Diluted weighted average number of shares outstanding	356,008	355,904

The following table lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$32.95, compared to Cdn$35.50 for the comparable period in 2011.
	Years Ended December 31
(in thousands)	2012	2011
Share purchase options	812	314
Share purchase warrants	-	-
Total	812	314

SILVER WHEATON 2012 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

16.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2012	2011
Change in non-cash working capital
Accounts receivable	$(2,307)	$3,198
Accounts payable and accrued liabilities	12,418	(1,282)
Other	255	(494)
Total change in non-cash working capital	$10,366	$1,422

17.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:
	Years Ended December 31
(in thousands)	2012	2011
Short-term benefits 1	$6,678	$5,504
Post-employment benefits	57	57
Cash settled stock based compensation	1,311	286
Equity settled stock based compensation (a non-cash expense)	4,232	5,159
Total executive compensation	$12,278	$11,006

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

18.	Post Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees.  Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Canadian Income Tax Act or (ii) 9% of their annual base salary, and the Company will match this contribution.  The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

General and administrative expense during 2012 included $197,000 of contributions to the Group RRSP plan made by the Company, as compared to $171,000 during 2011.

SILVER WHEATON 2012 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

19.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31
(in thousands)	2012	2011
Current income tax expense related to foreign jurisdictions	$ 725	$ 762
Deferred income tax expense
Origination and reversal of temporary differences	$ 11,614	$ 3,578
Write down of previously recognized temporary differences	2,416	3,997
	$ 14,030	$ 7,575
Income tax expense recognized in net earnings	$ 14,755	$ 8,337

Income tax recognized in OCI is comprised of the following:

	Years Ended December 31
(in thousands)	2012	2011
Deferred income tax recovery related to the losses on long-term investments - common shares held	$ (2,479)	$ (10,699)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2012	2011
Earnings before income taxes	$600,791	$558,365
Canadian federal and provincial income tax rates	25.00%	26.50%
Income tax expense based on above rates	$150,198	$147,967
Canadian functional currency election¹	-	(3,556)
(Non taxable) non-deductible portion of capital gains, net of capital losses	(62)	429
Non-deductible stock based compensation and other	1,639	2,141
Differences in tax rates in foreign jurisdictions	(139,436)	(142,433)
Impact of future income tax rate applied versus current statutory rate	-	(290)
Change in unrecognized temporary differences	2,416	4,079
Income tax expense	$14,755	$8,337

1)	The Company elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 0.5% and 2.5%.

SILVER WHEATON 2012 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The movement in deferred tax assets and liabilities for the year ended December 31, 2012 and the year ended December 31, 2011 is shown below:

	Year Ended December 31, 2012
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,738	$(3,319)	$-	$-	$9,419
Financing fees	2,695	(1,416)	-	-	1,279
Capital losses	4,846	(2,542)	-	-	2,304
Other	290	379	-	-	669
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,129)	180	-	-	(9,949)
Foreign exchange on debt	(421)	153	-	-	(268)
Long-term investments	(4,425)	(90)	2,479	-	(2,036)
Silver and gold interests	(3,293)	(7,375)	-	-	(10,668)
Total	$2,301	$(14,030)	$2,479	$-	$(9,250)

	Year Ended December 31, 2011
	Opening Balance	Recovery (Expense) Recognized In Net Earnings		Recovery (Expense) Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities		Functional Currency Election	Other
Deferred tax assets
Non-capital losses	$16,153	$-	$(3,415)	$-	$-	$12,738
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(1,772)	-	-	2,695
Capital losses	8,775	-	(3,495)	(434)	-	4,846
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	100	-	-	290
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(40)	-	-	(10,129)
Foreign exchange on debt	(575)	-	154	-	-	(421)
Long-term investments	(16,230)	-	306	11,499	-	(4,425)
Silver and gold interests	(3,996)	2,881	(2,178)	-	-	(3,293)
Total	$(822)	$3,556	$(11,132)	$10,699	$-	$2,301

SILVER WHEATON 2012 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	December 31	December 31
	2012	2011
Capital losses	$6,386	$3,971
Unrealized foreign exchange	-	27
Unrealized losses on long-term investments	5,712	4,272
Total	$12,098	$8,270

The temporary difference relating to investments in foreign subsidiaries that would be taxable on repatriation is $27 million.  As the Company can control the timing of and manner in which funds are repatriated and it does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax, no deferred tax liability has been recognized.

At December 31, 2012, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $37.7 million will expire as follows: 2028 – $28.3 million, 2029 - $9.4 million.  In addition, the Company has available net capital losses of $34.8 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON 2012 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

20.	Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.18	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Salobo (Note 22)	-	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury (Note 22)	-	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.17	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama relative to the completion guarantee provided by Barrick, until such time as the completion guarantee is satisfied.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2013	2014 - 2016	2017 - 2018	After 2018	Sub-Total		Total
Bank debt ¹	$28,560	$21,500	$-	$-	$50,060	$-	$50,060
Interest on bank debt 2	472	145	-	-	617	-	617
Silver and gold interest payments 3
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	507	1,520	132	-	2,159	-	2,159
Total contractual obligations	$29,539	$23,165	$132	$-	$52,836	$512,400	$565,236

1)	As more fully disclosed in Note 22, the bank debt was repaid in full on February 22, 2013.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement.

Rosemont

In connection with the Rosemont precious metals purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Salobo

Vale S.A. ("Vale") is in the process of expanding the mill throughput capacity at the Salobo mine (Note 22) to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 21, 2013, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2012 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

21.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$181,906	$23,846	$4,591	$153,469	$158,060	$162,936
Zinkgruvan	65,914	8,797	3,564	53,553	55,855	54,075
Yauliyacu	86,185	11,937	14,717	59,531	80,077	215,295
Peñasquito	186,085	23,860	17,701	144,524	162,225	487,272
Cozamin	46,601	6,069	5,980	34,552	40,143	19,135
Barrick 2	78,359	9,670	10,763	57,926	69,504	597,736
Other 3	126,118	16,619	19,118	90,381	108,208	381,467
	$771,168	$100,798	$76,434	$593,936	$674,072	$1,917,916
Gold
Minto	30,624	$5,457	$3,073	$22,094	$25,059	$30,586
777	47,768	11,234	21,722	14,812	40,507	332,732
	$78,392	$16,691	$24,795	$36,906	$65,566	$363,318
Total silver and gold interests	$849,560	$117,489	$101,229	$630,842	$739,638	$2,281,234
Corporate
General and administrative				$(30,839)
Other				(13,967)
Total corporate				$(44,806)	$(20,234)	$908,103
Consolidated	$849,560	$117,489	$101,229	$586,036	$719,404	$3,189,337

1)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2012 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Year Ended December 31, 2011
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$188,377	$22,826	$3,997	$161,554	$164,453	$167,527
Zinkgruvan	52,974	5,988	2,483	44,503	49,377	57,639
Yauliyacu	43,911	5,048	6,308	32,555	38,863	230,012
Peñasquito	143,069	16,257	9,957	116,855	126,812	504,973
Cozamin	43,990	5,138	5,834	33,018	40,586	25,115
Barrick 2	102,454	11,343	10,419	80,692	89,554	601,085
Other 3	125,854	14,185	15,371	96,298	112,414	251,716
	$700,629	$80,785	$54,369	$565,475	$622,059	$1,838,067
Gold
Minto	29,368	5,481	3,088	20,799	24,240	33,659
Total silver and gold interests	$729,997	$86,266	$57,457	$586,274	$646,299	$1,871,726
Corporate
General and administrative				$(25,180)
Other				(11,066)
Total corporate				$(36,246)	$(19,872)	$1,000,609
Consolidated	$729,997	$86,266	$57,457	$550,028	$626,427	$2,872,335

1)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Year Ended December 31, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$108,390	$149,078	$363,318
United States	17,650	39,018	-
Mexico	450,394	735,736	-
Europe
Greece	25,962	37,788	-
Portugal	16,707	32,056	-
Sweden	65,914	54,075	-
South America
Argentina / Chile 1	39,106	597,390	-
Peru	125,437	272,775	-
Consolidated	$849,560	$1,917,916	$363,318

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Year Ended December 31, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$48,278	$53,660	$33,659
United States	21,100	40,417	-
Mexico	414,902	769,537	-
Europe
Greece	24,773	41,401	-
Portugal	21,605	33,430	-
Sweden	52,974	57,639	-
South America
Argentina / Chile 1	53,853	592,153	-
Peru	92,512	249,830	-
Consolidated	$729,997	$1,838,067	$33,659

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2012 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

22.	Subsequent Events

Declaration of Dividend

On March 21, 2013, the Board of Directors declared a dividend in the amount of $0.14 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31, 2012, payable to shareholders of record on April 2, 2013.  This dividend is expected to be distributed on or about April 12, 2013.

Acquisition of New Gold Interests

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.  Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million up to $400 million, dependent on the timing and scale of any expansion.

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

New Credit Facilities

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million Revolver Loan and the Term Loan, with the latter being repaid in full on February 22, 2013.  Silver Wheaton has committed to use 100% of the net proceeds from the issuance of equity securities or debt securities to repay the Bridge Facility.  The Bridge Facility is available for up to two drawdowns until May 31, 2013, after which the amount available under the Bridge Facility shall be reduced to the then outstanding balance.  The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Until June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest at either (i) LIBOR plus 1.70% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.70%.  After June 30, 2013, at the Company’s option, amounts drawn under the Bridge Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   The interest rates applicable to any amounts outstanding under the Bridge Facility will increase by 0.25% on each 90 day anniversary of the date of execution of the Bridge Facility.  A funding fee of 0.25% is applicable to both the principal amount of either drawdown under the Bridge Facility as well as to any amounts outstanding under the Bridge Facility at April 30, 2013.  In addition, any amounts outstanding under the Bridge Facility on May 29, 2013, August 27, 2013 and November 25, 2013 are subject to a duration fee of 0.50%, 0.75% and 1.00%, respectively.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under both facilities are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

SILVER WHEATON 2012 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 (US Dollars)

Under the new credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the Sudbury and Salobo gold interests.

SILVER WHEATON 2012 ANNUAL REPORT [96]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
Patrick Drouin
Vice President,
Investor Relations
T:1 604 684 9648
TF:  1 800 380 8687
E:        info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM